Management’s Discussion and Analysis of Financial Condition and Results of Operations (as of March 4, 2005)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes: (1)	Readers of the Management’s Discussion and Analysis of Financial Condition and Results of Operations should review the entire Annual Report for additional commentary and information. Additional information relating to the Company, including its annual information form, can be found on SEDAR at www.sedar.com, which can also be accessed from the company’s website www.fairfax.ca.

(2)	Management analyzes and assesses the underlying insurance, reinsurance and runoff operations and the financial position of the consolidated group in various ways. Certain of these measures provided in this Annual Report, which have been used historically and disclosed regularly in Fairfax’s Annual Reports and interim financial reporting, are non-GAAP measures; these measures include tables showing the company’s sources of net earnings with Lindsey Morden equity accounted and the company’s capital structure with Lindsey Morden equity accounted. Where non-GAAP measures are provided, descriptions are clearly provided in the commentary as to the nature of the adjustments made.

(3)	The combined ratio – which may be calculated differently by different companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses as a percentage of net premiums earned) – is the traditional measure of underwriting results of property and casualty companies, but is regarded as a non-GAAP measure.

(4)	References to other documents or certain websites does not constitute incorporation for reference in this MD&A of all or any portion of those documents or websites.
As the majority of the company’s operations are in the United States or conducted in U.S. dollars, effective December 31, 2003, the company reported its consolidated financial statements in U.S. dollars, in order to provide more meaningful information to its financial statement users. All historical comparative financial information and all historical financial data in this Annual Report were restated in the 2003 Annual Report to reflect the company’s results as if they had been historically reported in U.S. dollars.
The company (i.e. the holding company) also determined, effective January 1, 2004, that its functional currency is U.S. dollars. This change from Canadian dollars, which is accounted for on a prospective basis, was based primarily on the fact that with the termination of the U.S. forward contracts and the repayment of the Canadian dollar denominated debt, the holding company balance sheet is fully exposed to the U.S. dollar. In addition, based on analysis of the underlying cash flows, management has determined that these cash flows are primarily denominated in U.S. dollars and that dividend payments will be denominated in U.S. dollars.
Sources of Revenue
Revenue reflected in the consolidated financial statements for the past three years, as shown in the table below, includes net premiums earned, interest and dividend income and realized gains on the sale of investments of the insurance, reinsurance and runoff operations, and claims adjusting fees of Lindsey Morden.

FAIRFAX FINANCIAL HOLDINGS LIMITED

	2004	2003	2002
Net premiums earned
Insurance – Canada (Northbridge)	939.0	703.2	482.9
Insurance – U.S.	1,027.6	991.7	912.4
Insurance – Asia (Fairfax Asia)	57.8	37.2	41.6
Reinsurance (OdysseyRe)	2,320.8	1,965.1	1,432.6
Runoff and other	456.3	511.8	1,019.1

	4,801.5	4,209.0	3,888.6
Interest and dividends	366.7	330.1	418.6
Realized gains	288.3	845.9	469.5
Claims fees	336.1	328.9	290.7

	5,792.6	5,713.9	5,067.4

Net premiums earned from the insurance and reinsurance operations increased by 17.5% to $4,345.2 in 2004 from $3,697.2 in 2003. In 2002, net premiums earned by the runoff group reflect inclusion of premiums on TIG’s discontinued MGA-controlled program business of $686.5 in the U.S. runoff group retroactive to January 1, 2002.
Claims fees for 2004 increased by 2.2% over 2003, principally reflecting the strong growth in U.K. revenues (including the strengthening of the U.K. pound against the U.S. dollar) and more moderate growth in the other business segments, partially offset by lower U.S. revenues principally as a result of the sale of Lindsey Morden’s TPA business in the second quarter of 2004.
As shown in note 17 to the consolidated financial statements, on a geographic basis, United States, Canadian, and Europe and Far East operations accounted for 57.5%, 21.6% and 20.9%, respectively, of net premiums earned in 2004 compared with 56.0%, 19.9% and 24.1%, respectively, in 2003.
The change in geographic concentration of net premiums earned for 2004 compared with 2003 was caused by the following factors:

(a)	The increase in U.S. net premiums earned from $991.7 in 2003 to $1,027.6 in 2004 was principally due to growth in premiums for Crum & Forster ($123.7) offset by a decrease in Fairmont’s premiums ($34.7) and the transfer of Old Lyme to runoff effective January 1, 2004 ($53.1).

(b)	The strong growth in Canadian net premiums earned from $839.0 in 2003 to $1,036.8 in 2004 was due primarily to volume and price increases at Northbridge and the strengthening of the Canadian dollar against the U.S. dollar.

(c)	The decrease in Europe and Far East net premiums earned from $1,015.3 in 2003 to $1,001.6 in 2004 was principally due to the continuing significant growth in OdysseyRe’s London market and Euro Asia divisions, with net premiums earned of $893.0 in 2004 (2003 – $703.0), being more than offset by a decrease in the net premiums earned by runoff and other to $24.4 in 2004 (2003 – $252.1). Runoff and other premiums for 2003 included the third party risk premium received upon the formation of a new runoff syndicate at Lloyd’s, as described on page 63.
Net Earnings
Combined ratios and sources of net earnings (with Lindsey Morden equity accounted) for the past three years are as set out beginning on page 47. Fuller commentary on combined ratios and on operating income on a segment by segment basis is provided under Underwriting and Operating Income beginning on page 53.

The company shows the net premiums earned, combined ratios, and underwriting and operating results for each of its continuing insurance and reinsurance groups and, as applicable, for its runoff and other operations as well as the earnings contributions from its claims adjusting, appraisal and loss management services. In the table showing the sources of net earnings, interest and dividends on the consolidated statements of earnings are included in the insurance and reinsurance group operating results and in the runoff and other operations and realized gains on investments related to the runoff group are included in the runoff and other operations.
During 2004 (and reflected in the comparatives for 2003 and 2002), with the formation of Fairfax Asia, a separate holding company to hold its interests in Falcon, First Capital and ICICI, the company refined its operating segment disclosure to disclose Asian Insurance as a separate segment.

	2004	2003	2002
Combined ratios
Insurance – Canada (Northbridge)	87.7% (1)	92.6%	97.4%
– U.S.	105.4% (1)	102.7%	107.5%
– Asia (Fairfax Asia)	91.9%	96.0%	99.8%
Reinsurance (OdysseyRe)	98.1% (1)	96.9%	99.1%

Consolidated	97.5% (1)	97.6%	101.5%

Sources of net earnings
Underwriting
Insurance – Canada (Northbridge)	115.5	52.3	12.4
– U.S.	(55.0)	(27.1)	(68.2)
– Asia (Fairfax Asia)	4.7	1.5	0.1
Reinsurance (OdysseyRe)	43.2	61.0	12.9

Underwriting income (loss)	108.4	87.7	(42.8)
Interest and dividends	301.4	220.3	266.1

Operating income	409.8	308.0	223.3
Realized gains	162.7	534.6	285.9
Runoff and other	(193.6)	(110.0)	(127.9)
Claims adjusting (Fairfax portion)	(15.4)	(16.6)	(6.7)
Interest expense	(151.3)	(138.6)	(79.6)
Corporate overhead and other	(76.3)	(48.7)	(17.6)

Pre-tax income	135.9	528.7	277.4
Taxes	(74.6)	(187.6)	(149.3)
Negative goodwill on TRG purchase	–	–	188.4
Non-controlling interests	(79.1)	(70.0)	(53.5)

Net earnings (loss)	(17.8)	271.1	263.0

(1)	The combined ratios include 2.9 combined ratio points for Canadian insurance, 9.4 combined ratio points for U.S. insurance, 4.2 combined ratio points for reinsurance and 5.1 combined ratio points for consolidated, arising from the third quarter hurricanes.
The difference between the pre-tax earnings of $135.9 in 2004 and $528.7 in 2003 reflects principally the following:

•	Earnings in 2004 were affected by $252.7 of losses from the third quarter hurricanes and $104.1 of non-trading realized losses (described below).

•	Interest and dividends increased in 2004, due primarily to an increase in yield resulting from the reinvestment of a significant portion of the cash and short term investments,

FAIRFAX FINANCIAL HOLDINGS LIMITED

primarily in the U.S. treasury bonds, and to increased investment portfolios reflecting positive cash flow from continuing operations.

•	Realized gains on investments were significantly lower in 2004, and also reflected $104.1 of non-trading losses, consisting of $77.1 of mark to market changes in fair value, recorded as realized losses, primarily relating to the economic hedges put in place by the company against a decline in the equity markets, and $27.0 of costs, recorded as realized losses, in connection with the company’s repurchase of outstanding debt at a premium to par.
The above sources of net earnings (with Lindsey Morden equity accounted) shown by business segments were as set out below for the years ended December 31, 2004, 2003 and 2002. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe, nSpire Re and Group Re. The intercompany adjustment for realized gains eliminates gains or losses on purchase and sale transactions within the group.
Year ended December 31, 2004

		U.S.	Fairfax		Ongoing	Runoff &		Corporate &
	Northbridge	Insurance	Asia	OdysseyRe	Operations	Other	Intercompany	Other	Consolidated
Gross premiums written	1,483.1	1,345.1	86.7	2,631.6	5,546.5	584.2	(521.9)	–	5,608.8

Net premiums written	957.6	1,036.0	59.6	2,349.6	4,402.8	383.7	–	–	4,786.5

Net premiums earned	939.0	1,027.6	57.8	2,320.8	4,345.2	456.3	–	–	4,801.5

Underwriting profit (loss)	115.5	(55.0)	4.7	43.2	108.4	–	–	–	108.4
Interest and dividends	60.9	81.3	2.9	156.3	301.4	–	–	–	301.4

Operating income before:	176.4	26.3	7.6	199.5	409.8	–	–	–	409.8
Realized gains	22.6	85.0	–	74.6	182.2	125.6	(43.8)	24.3	288.3
Runoff and other operating income (loss)	–	–	–	–	–	(319.2)	–	–	(319.2)
Claims adjusting	–	–	–	–	–	–	–	(15.4)	(15.4)
Interest expense	–	(33.2)	–	(25.6)	(58.8)	–	–	(92.5)	(151.3)
Corporate overhead and other	(8.3)	(8.4)	(2.8)	(12.4)	(31.9)	–	–	(44.4)	(76.3)

Pre-tax income (loss)	190.7	69.7	4.8	236.1	501.3	(193.6)	(43.8)	(128.0)	135.9
Taxes									(74.6)
Non-controlling interests									(79.1)

Net earnings (loss)									(17.8)

Year ended December 31, 2003

		U.S.	Fairfax		Ongoing	Runoff &		Corporate &
	Northbridge	Insurance	Asia	OdysseyRe	Operations	Other	Intercompany	Other	Consolidated
Gross premiums written	1,318.6	1,396.0	81.8	2,558.2	5,354.6	582.2	(418.2)	–	5,518.6

Net premiums written	802.3	1,092.1	61.6	2,153.6	4,109.6	338.5	–	–	4,448.1

Net premiums earned	703.2	991.7	37.2	1,965.1	3,697.2	511.8	–	–	4,209.0

Underwriting profit (loss)	52.3	(27.1)	1.5	61.0	87.7	–	–	–	87.7
Interest and dividends	50.8	76.1	0.7	92.7	220.3	–	–	–	220.3

Operating income before:	103.1	49.0	2.2	153.7	308.0	–	–	–	308.0
Realized gains	67.2	308.8	3.8	284.1	663.9	311.3	(132.4)	3.1	845.9
Runoff and other operating									–
income (loss)	–	–	–	–	–	(421.3)	–	–	(421.3)
Claims adjusting	–	–	–	–	–	–	–	(16.6)	(16.6)
Interest expense	–	(18.7)	–	(12.7)	(31.4)	–	–	(107.2)	(138.6)
Corporate overhead and other	(4.4)	(5.9)	–	(7.9)	(18.2)	–	–	(30.5)	(48.7)

Pre-tax income (loss)	165.9	333.2	6.0	417.2	922.3	(110.0)	(132.4)	(151.2)	528.7
Taxes									(187.6)
Non-controlling interests									(70.0)

Net earnings									271.1

Year ended December 31, 2002

		U.S.	Fairfax		Ongoing	Runoff &		Corporate &
	Northbridge	Insurance	Asia	OdysseyRe	Operations	Other	Intercompany	Other	Consolidated
Gross premiums written	1,132.9	1,315.1	56.6	1,894.5	4,399.1	1,205.3	(431.2)	–	5,173.2

Net premiums written	533.2	994.8	41.7	1,631.2	3,200.9	833.0	–	–	4,033.9

Net premiums earned	482.9	912.4	41.6	1,432.6	2,869.5	1,019.1	–	–	3,888.6

Underwriting profit (loss)	12.4	(68.2)	0.1	12.9	(42.8)	–	–	–	(42.8)
Interest and dividends	31.2	126.6	1.3	107.0	266.1	–	–	–	266.1

Operating income before:	43.6	58.4	1.4	119.9	223.3	–	–	–	223.3
Realized gains	13.4	61.8	0.7	118.6	194.5	183.7	(17.5)	108.9	469.5
Runoff and other operating income (loss)	–	–	–	–	–	(311.6)	–	–	(311.6)
Claims adjusting	–	–	–	–	–	–	–	(6.7)	(6.7)
Interest expense	–	–	–	(7.7)	(7.7)	–	–	(71.9)	(79.6)
Corporate overhead and other	–	(9.0)	–	(5.0)	(14.0)	–	–	(3.6)	(17.6)

Pre-tax income (loss)	57.0	111.2	2.1	225.8	396.1	(127.9)	(17.5)	26.7	277.4
Taxes									(149.3)
Negative goodwill on TRG purchase									188.4
Non-controlling interests									(53.5)

Net earnings									263.0

FAIRFAX FINANCIAL HOLDINGS LIMITED

Segmented Balance Sheet
The company’s segmented balance sheet as at December 31, 2004 is presented to disclose the assets and liabilities of, and the capital invested by the company in, each of the company’s major operating subsidiaries. The segmented balance sheet has been prepared on the following basis:

(a)	The balance sheet for each segment is on a legal entity basis for each major operating subsidiary (except for nSpire Re, which excludes balances related to U.S. acquisition financing), prepared in accordance with Canadian GAAP and Fairfax’s accounting policies and basis of accounting. Accordingly, these segmented balance sheets differ from those published by Crum & Forster and OdysseyRe due to differences between Canadian and US GAAP.

(b)	Investments in affiliates, which are carried at cost, and major balances due from affiliates are disclosed in the operating company segments on pages 53 to 70. Affiliated insurance and reinsurance balances, including premiums receivable, reinsurance recoverable, deferred premium acquisitions costs, funds withheld payable to reinsurers, provision for claims and unearned premiums are not shown separately but are eliminated in Corporate and Other.

(c)	Corporate and Other includes Fairfax entity and its subsidiary intermediate holding companies as well as the consolidating and eliminating entries required under Canadian GAAP to prepare consolidated financial statements. The most significant of those entries derive from the elimination of intercompany reinsurance (primarily consisting of normal course reinsurance between OdysseyRe and the primary insurers, normal course reinsurance provided by Group Re and pre-acquisition reinsurance relationships), which affects Recoverable from reinsurers, Provision for claims and Unearned premiums. The $1,623.1 holding company Long term debt consists primarily of Fairfax debt of $1,341.6 (see note 5 to the consolidated financial statements), TIG debt and trust preferred securities of $79.7 (see notes 5 and 6 to the consolidated financial statements) and purchase consideration payable of $195.2 (related to the TRG acquisition referred to in note 16 to the consolidated financial statements).

Segmented Balance Sheet as at December 31, 2004

	Insurance

	Canadian			Reinsurance	Ongoing	Runoff and	Lindsey	Corporate
	(Northbridge)	U.S.	Asian	(OdysseyRe)	Operations	Other	Morden	and Other	Fairfax
Assets
Cash, short term investments and marketable securities	1.1	17.1	–	–	18.2	–	–	548.6	566.8
Accounts receivable and other	488.1	446.4	36.4	857.0	1,827.9	479.6	118.0	(79.5)	2,346.0
Recoverable from reinsurers	1,049.3	1,965.0	57.8	1,275.8	4,347.9	5,045.6	–	(1,258.0)	8,135.5
Portfolio investments	1,982.6	3,574.1	167.2	4,762.2	10,486.1	2,875.2	23.7	105.4	13,490.4
Deferred premium acquisition costs	110.1	83.0	7.6	171.1	371.8	7.0	–	–	378.8
Future income taxes	44.1	160.9	2.2	169.9	377.1	728.9	2.7	(135.1)	973.6
Premises and equipment	11.2	5.3	1.2	11.9	29.6	9.4	13.3	47.5	99.8
Goodwill	16.6	7.3	11.4	13.0	48.3	–	192.4	(12.6)	228.1
Due from affiliates		1.1	7.7	8.7	17.5	359.4	1.3	(378.2)	–
Other assets	1.3	27.2	–	15.4	43.9	23.1	8.9	36.4	112.3
Investments in Fairfax affiliates	–	101.6	–	87.9	189.5	461.3	–	(650.8)	–

Total assets	3,704.4	6,389.0	291.5	7,372.9	17,757.8	9,989.5	360.3	(1,776.3)	26,331.3

Liabilities
Lindsey Morden indebtedness	–	–	–	–	–	–	89.2	–	89.2
Accounts payable and accrued liabilities	151.3	230.1	6.6	139.1	527.1	337.1	102.4	155.8	1,122.4
Securities sold but not yet purchased	221.0	217.4	–	56.2	494.6	–	–	44.9	539.5
Funds withheld payable to reinsurers	101.3	336.7	14.4	302.0	754.4	598.3	–	(319.5)	1,033.2
Provision for claims	1,744.2	3,576.7	96.1	4,228.0	9,645.0	6,657.5	–	(1,319.0)	14,983.5
Unearned premiums	760.6	592.6	79.8	832.2	2,265.2	140.7	–	(37.6)	2,368.3
Deferred taxes payable	6.8	–	–	–	6.8	–	2.8	(9.6)	–
Long term debt	–	300.0	–	374.9	674.9	–	105.1	1,623.1	2,403.1

Total liabilities	2,985.2	5,253.5	196.9	5,932.4	14,368.0	7,733.6	299.5	138.1	22,539.2

Non-controlling interests	–	–	0.9	–	0.9	–	1.2	580.9	583.0

Shareholders’ equity	719.2	1,135.5	93.7	1,440.5	3,388.9	2,255.9	59.6	(2,495.3)	3,209.1

Total liabilities and shareholders’ equity	3,704.4	6,389.0	291.5	7,372.9	17,757.8	9,989.5	360.3	(1,776.3)	26,331.3

Capital
Debt	–	300.0	–	374.9	674.9	–	194.3	1,623.1	2,492.3
Non-controlling interests	293.4	–	–	281.0	574.4	–	14.9	(6.3)	583.0
Investments in Fairfax affiliates	–	101.6	–	87.9	189.5	461.3	–	(650.8)	–
Shareholders’ equity	425.8	1,033.9	93.7	1,071.6	2,625.0	1,794.6	44.7	(1,255.2)	3,209.1

Total capital	719.2	1,435.5	93.7	1,815.4	4,063.8	2,255.9	253.9	(289.2)	6,284.4

% of total capital	11.4%	22.8%	1.5%	28.9%	64.6%	35.9%	4.0%	(4.5% )	100.0%

FAIRFAX FINANCIAL HOLDINGS LIMITED

Future income taxes represent amounts expected to be recovered in future years. At December 31, 2004 future income taxes of $973.6 (of which $608.3 related to Fairfax Inc., Fairfax’s U.S. holding company, and subsidiaries in its U.S. consolidated tax group) consisted of $556.3 of capitalized operating and capital losses (with no valuation allowance), and timing differences of $417.3 which represent primarily expenses recorded in the financial statements but not yet deducted for income tax purposes. The capitalized operating losses relate primarily to Fairfax Inc. and its U.S. subsidiaries ($251.8), where approximately 90% of the losses expire in 2022 and 2023, the Canadian holding company ($140.8) and European runoff ($110.1).
In order to more quickly use its future U.S. income tax asset and for the cash flow benefit of receiving tax sharing payments from OdysseyRe, the company increased its interest in OdysseyRe to in excess of 80% in 2003, so that OdysseyRe would be included in Fairfax’s U.S. consolidated tax group.
With the discontinuance of TIG’s MGA-controlled program business in 2003 and the continuing profitability of Crum & Forster and OdysseyRe, 2004 taxable income of Fairfax’s U.S. consolidated tax group was in excess of $400. As a result, the portion of Fairfax’s future income tax asset related to its U.S. consolidated tax group decreased by $148.8 in 2004 from the utilization of net operating losses of that group. Notwithstanding that decrease, future income taxes increased by $5.3 in 2004 as a result of increases in the ordinary course for timing differences as a result of increased business volumes, and increases in the non-U.S. components of this asset, including the impact of foreign exchange.
Fairfax has determined that no additional valuation allowance is required on its future income tax asset as at December 31, 2004. Differences between expected and actual future operating results could adversely impact the company’s ability to realize the future income tax asset within a reasonable period of time given the inherent uncertainty in projecting operating company earnings and industry conditions beyond a three to four year period. The company expects to realize the benefit of these capitalized losses from future profitable operations.
In determining the need for a valuation allowance, management considers primarily current and expected profitability of the companies. Management reviews the recoverability of the future tax asset and the valuation allowance on a quarterly basis. The timing differences principally relate to insurance-related balances such as claims, deferred premium acquisition costs and unearned premiums; such timing differences are expected to continue for the foreseeable future in light of the company’s ongoing operations.
Portfolio investments include investment in 26.1%-owned Hub International Limited ($108.0) and 24.4%-owned Zenith National Insurance Corp. ($130.9), both of which are publicly listed companies, and 46.8%-owned Advent Capital Holdings PLC ($72.6).
The increase in goodwill to $228.1 at December 31, 2004 from $214.3 at December 31, 2003 is principally attributable to the strengthening of the pound sterling against the U.S. dollar during 2004.

Components of Net Earnings
                  Underwriting and Operating Income
Set out and discussed below are the 2004, 2003 and 2002 underwriting and operating results of Fairfax’s ongoing insurance and reinsurance operations on a summarized company by company basis.
                           Canadian Insurance – Northbridge

	2004	2003	2002
Underwriting profit	115.5	52.3	12.4

Combined ratio:
Loss & LAE	62.2%	65.5%	71.6%
Commissions	7.3%	6.7%	5.7%
Underwriting expense	18.2%	20.4%	20.1%

	87.7%	92.6%	97.4%

Gross premiums written	1,483.1	1,318.6	1,132.9

Net premiums written	957.6	802.3	533.2

Net premiums earned	939.0	703.2	482.9

Underwriting profit	115.5	52.3	12.4
Interest and dividends	60.9	50.8	31.2

Operating income	176.4	103.1	43.6
Realized gains	22.6	67.2	13.4

Pre-tax income before interest and other	199.0	170.3	57.0

Net income after taxes	124.3	108.3	33.6

Continued premium growth and improved underwriting performance generated a record 2004 underwriting profit for Northbridge of $115.5, an increase of 120.8% over underwriting profit of $52.3 earned in 2003. Notwithstanding the impact of $27.5 in losses related to the third quarter hurricanes in the U.S. (representing 2.9 combined ratio points), Northbridge’s combined ratio improved to 87.7% in 2004 from 92.6% in 2003 (79.5% in the fourth quarter of 2004 compared to 89.0% in 2003). Premium growth in most of the markets served by Northbridge, while still robust in 2004, slowed relative to the rates of increase in many of those markets in 2003. Rate increases achieved in 2004 in many of Northbridge’s markets, reduced overall quota share treaty cessions to reinsurers, and strong levels of renewal retention augmented by new business volumes nevertheless combined to produce growth (measured in Canadian dollars) in net premiums written of 10.4% and in net premiums earned of 23.5% over 2003 levels. After the inclusion of interest and dividend income, Northbridge reported operating income of $176.4 in 2004, representing an increase of 71.1% over $103.1 of operating income produced in 2003.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Set out and discussed below is the balance sheet for Northbridge as at December 31, 2004.

2004
Assets
Cash, short term investments and marketable securities	1.1
Accounts receivable and other	488.1
Recoverable from reinsurers	1,049.3
Portfolio investments	1,982.6
Deferred premium acquisition costs	110.1
Future income taxes	44.1
Premises and equipment	11.2
Goodwill	16.6
Other assets	1.3

Total assets	3,704.4

Liabilities
Accounts payable and accrued liabilities	151.3
Securities sold but not yet purchased	221.0
Funds withheld payable to reinsurers	101.3
Provision for claims	1,744.2
Unearned premiums	760.6
Deferred taxes payable	6.8

Total liabilities	2,985.2
Shareholders’ equity	719.2

Total liabilities and shareholders’ equity	3,704.4

For the year ended December 31, 2004, Northbridge earned net income of $124.3, producing a return on average equity (while remaining debt free) expressed in U.S. dollars of 19.3%. For 2004, $46.1 of Northbridge’s earnings were allocated to the minority shareholders, while Fairfax’s share amounted to $78.2 before the $40.1 gain on the sale of Northbridge shares. Northbridge’s return on average equity expressed in Canadian dollars for the past 19 years (since inception in 1985) was 16.2%.
For more information on Northbridge’s results, please see its 2004 annual report posted on its website www.northbridgefinancial.com.

                           U.S. Insurance
Year ended December 31, 2004

	Crum &
	Forster(1)	Fairmont	Total
Underwriting profit (loss)	(56.2)	1.2	(55.0)

Combined ratio:
Loss & LAE	77.1%	64.4%	75.0%
Commissions	10.5%	13.8%	11.2%
Underwriting expense	18.9%	21.1%	19.2%

	106.5%	99.3%	105.4%

Gross premiums written	1,139.0	206.1	1,345.1

Net premiums written	869.6	166.4	1,036.0

Net premiums earned	859.0	168.6	1,027.6

Underwriting profit (loss)	(56.2)	1.2	(55.0)
Interest and dividends	73.0	8.3	81.3

Operating income	16.8	9.5	26.3
Realized gains	77.8	7.2	85.0

Pre-tax income before interest and other	94.6	16.7	111.3

Net income after taxes	38.3	11.2	49.5

Year ended December 31, 2003

	Crum &
	Forster(1)	Fairmont	Old Lyme(2)	Total
Underwriting profit (loss)	(32.7)	1.7	3.9	(27.1)

Combined ratio:
Loss & LAE	74.5%	64.6%	58.2%	71.6%
Commissions	9.9%	14.5%	28.2%	11.8%
Underwriting expense	20.0%	20.1%	6.3%	19.3%

	104.4%	99.2%	92.7%	102.7%

Gross premiums written	1,104.2	242.3	49.5	1,396.0

Net premiums written	857.3	185.4	49.4	1,092.1

Net premiums earned	735.3	203.3	53.1	991.7

Underwriting profit (loss)	(32.7)	1.7	3.9	(27.1)
Interest and dividends	59.2	14.4	2.5	76.1

Operating income	26.5	16.1	6.4	49.0
Realized gains	294.8	13.8	0.2	308.8

Pre-tax income before interest and other	321.3	29.9	6.6	357.8

Net income after taxes	176.8	18.2	4.8	199.8

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2002

	Crum &
	Forster(1)	Fairmont	Old Lyme(2)	Total
Underwriting profit (loss)	(55.2)	(15.0)	2.0	(68.2)

Combined ratio:
Loss & LAE	76.2%	69.9%	56.7%	74.1%
Commissions	11.3%	15.4%	29.0%	11.9%
Underwriting expense	20.8%	21.7%	7.2%	21.5%

	108.3%	107.0%	92.9%	107.5%

Gross premiums written	963.5	313.0	38.6	1,315.1

Net premiums written	729.0	227.2	38.6	994.8

Net premiums earned	669.0	214.9	28.5	912.4

Underwriting profit (loss)	(55.2)	(15.0)	2.0	(68.2)
Interest and dividends	105.5	19.4	1.7	126.6

Operating income	50.3	4.4	3.7	58.4
Realized gains	51.4	10.4	–	61.8

Pre-tax income before interest and other	101.7	14.8	3.7	120.2

Net income after taxes	77.8	6.7	2.7	87.2

(1)	These results differ from those published by Crum & Forster Holdings Corp., primarily due to differences between Canadian and US GAAP, relating principally to the treatment of retroactive reinsurance (explained in note 19 to the consolidated financial statements).

(2)	Transferred to runoff effective January 1, 2004.
The U.S. insurance combined ratio for 2004 was 105.4% (90.9% in the fourth quarter) compared to 102.7% for 2003 (107.6% in the fourth quarter). The 105.4% combined ratio in 2004 included 9.4 combined ratio points arising from the third quarter hurricanes.
Crum & Forster’s combined ratio of 106.5% in 2004 included 11.1 combined ratio points arising from the third quarter hurricanes. Underwriting results also reflected a net cost of $25.0 or 2.4 combined ratio points related to development of prior years’ loss reserves. Such net prior year loss development included redundancies as well as $100.0 of APH strengthening, recorded following an independent ground-up study, all of which was covered by aggregate stop loss reinsurance. Excluding the third quarter hurricanes, the combined ratio improved to 95.4% in 2004 from 104.4% in 2003, reflecting the earned premium impact of the more than 10% price increase achieved in 2003 and stable pricing in 2004 and the company’s continued focus on expenses. Crum & Forster’s net premiums written in 2004 grew by 5.3% (excluding premium cessions related to catastrophe events and prior year reserve actions), reflecting improved retention of renewal business. United States Fire Insurance, Crum & Forster’s principal operating subsidiary, which was redomiciled from New York to Delaware at December 31, 2003, moved to a positive earned surplus position at that date and paid an $80 dividend in 2004 to its parent holding company. Its 2005 dividend capacity is approximately $88. North River Insurance, Crum & Forster’s New Jersey-domiciled operating subsidiary, improved its earned surplus from a deficit of $6 at December 31, 2003 to positive $5 at December 31, 2004 and therefore has 2005 dividend capacity of $5. Cash flow from operations at Crum & Forster was $94.7 in 2004 compared to 2003 operating cash flow of $379.2, with the decrease primarily due to cash received from two large treaty commutations in 2003 and paid losses on catastrophe events in 2004.
Fairmont’s combined ratio of 99.3% reflects its continued focus on underwriting profitability combined with moderate price increases obtained in 2004. Fairmont’s disciplined response to competitive pressure in the employer stop loss market decreased net premiums written to $166.4 in 2004 from $185.4 in 2003.
Set out and discussed below is the balance sheet for U.S. insurance as at December 31, 2004.

	Crum &		Intrasegment	U.S.
	Forster	Fairmont	Eliminations	Insurance
Assets
Cash, short term investments and marketable securities	17.1	–	–	17.1
Accounts receivable and other	391.0	55.4	–	446.4
Recoverable from reinsurers	1,853.1	126.4	(14.5)	1,965.0
Portfolio investments	3,301.3	272.8	–	3,574.1
Deferred premium acquisition costs	75.0	8.0	–	83.0
Future income taxes	127.9	33.0	–	160.9
Premises and equipment	5.3	–	–	5.3
Goodwill	7.3	–	–	7.3
Due from affiliates	(4.1)	5.2	–	1.1
Other assets	24.7	2.5	–	27.2
Investments in Fairfax affiliates	101.6	–	–	101.6

Total assets	5,900.2	503.3	(14.5)	6,389.0

Liabilities
Accounts payable and accrued liabilities	216.2	13.9	–	230.1
Securities sold but not yet purchased	217.4	–	–	217.4
Funds withheld payable to reinsurers	315.8	21.1	(0.2)	336.7
Provision for claims	3,355.4	235.6	(14.3)	3,576.7
Unearned premiums	528.6	64.0	–	592.6
Long term debt	300.0	–	–	300.0

Total liabilities	4,933.4	334.6	(14.5)	5,253.5
Shareholders’ equity	966.8	168.7	–	1,135.5

Total liabilities and shareholders’ equity	5,900.2	503.3	(14.5)	6,389.0

Crum & Forster has issued $300 of notes payable on June 15, 2013. Under the terms of the debt indenture, C&F may only pay dividends to Fairfax if the dividend capacity of its insurance subsidiaries is greater than two times its interest expense, and the dividends paid may not exceed 75% of cumulative consolidated US GAAP net income since April 1, 2003. At December 31, 2004, Crum & Forster had $63.7 of remaining coverage under its excess of loss reinsurance treaties for 2000 and prior accident years. For the year ended December 31, 2004, C&F earned net income of $38.3, producing a return on average equity of 3.9%. Crum & Forster’s cumulative earnings since acquisition on August 13, 1998 have been $384.8, from which it paid Fairfax dividends of $61.5 in 2004. Its return on average equity since acquisition has been 8.0%.

FAIRFAX FINANCIAL HOLDINGS LIMITED

C&F’s investments in Fairfax affiliates consist of:

Affiliate	% interest
Northbridge	15.3
OdysseyRe	1.2
TRG Holdings (Class 1 shares)	5.2
MFX	9.3
Fairmont was formed from the combination of Ranger Insurance Company and the Accident & Health and Hawaii business units of TIG Insurance, effective January 1, 2004.
For more information on Crum & Forster, please see its 10K report posted on its website www.cfins.com.
                           Asian Insurance – Fairfax Asia

	2004	2003	2002
Underwriting profit	4.7	1.5	0.1

Combined ratio:
Loss & LAE	55.9%	53.5%	56.0%
Commissions	18.0%	22.3%	21.1%
Underwriting expense	18.0%	20.2%	22.7%

	91.9%	96.0%	99.8%

Gross premiums written	86.7	81.8	56.6

Net premiums written	59.6	61.6	41.7

Net premiums earned	57.8	37.2	41.6

Underwriting profit	4.7	1.5	0.1
Interest and dividends	2.9	0.7	1.3

Operating income	7.6	2.2	1.4
Realized gains	–	3.8	0.7

Pre-tax income before interest and other	7.6	6.0	2.1

Net income after taxes	4.1	8.5	2.1

In 2002 and 2003, Fairfax Asia included only Falcon. Effective January 1, 2004, Fairfax Asia consists of the company’s Asia operations: Falcon, First Capital and a 26.0% interest in the ICICI/ Lombard joint venture. Fairfax Asia is the holding company which is 54.8% owned by Wentworth and 45.2% by OdysseyRe as of December 31, 2004. These operations continue to reflect a focus on underwriting profit. The decrease in the combined ratio to 91.9% in 2004 (93.8% in the fourth quarter) from 96.0% in 2003 (91.0% in the fourth quarter) reflects the inclusion in 2004 of First Capital’s strong underwriting results.

Set out below is the balance sheet for Fairfax Asia as at December 31, 2004.

2004
Assets
Accounts receivable and other	36.4
Recoverable from reinsurers	57.8
Portfolio investments	167.2
Deferred premium acquisition costs	7.6
Future income taxes	2.2
Premises and equipment	1.2
Goodwill	11.4
Due from affiliates	7.7

Total assets	291.5

Liabilities
Accounts payable and accrued liabilities	6.6
Funds withheld payable to reinsurers	14.4
Provision for claims	96.1
Unearned premiums	79.8

Total liabilities	196.9
Non-controlling interests	0.9
Shareholders’ equity	93.7

Total liabilities and shareholders’ equity	291.5

                           Reinsurance – OdysseyRe(1)

	2004	2003	2002
Underwriting profit	43.2	61.0	12.9

Combined ratio:
Loss & LAE	70.0%	67.5%	68.9%
Commissions	22.6%	24.2%	25.3%
Underwriting expense	5.5%	5.2%	4.9%

	98.1%	96.9%	99.1%

Gross premiums written	2,631.6	2,558.2	1,894.5

Net premiums written	2,349.6	2,153.6	1,631.2

Net premiums earned	2,320.8	1,965.1	1,432.6

Underwriting profit	43.2	61.0	12.9
Interest and dividends	156.3	92.7	107.0

Operating income	199.5	153.7	119.9
Realized gains	74.6	284.1	118.6

Pre-tax income before interest and other	274.1	437.8	238.5

Net income after taxes	160.1	276.5	151.0

FAIRFAX FINANCIAL HOLDINGS LIMITED

(1)	These results differ from those published by Odyssey Re Holdings Corp., primarily due to differences between Canadian and US GAAP (relating principally to the timing of the recognition of provisions for other than temporary declines, as explained in note 19 to the consolidated financial statements) and the exclusion from the 2004 results of the results of First Capital (First Capital’s 2004 results are included in Fairfax Asia’s results).
OdysseyRe’s combined ratio was 98.1% in 2004 (including 4.2 combined ratio points arising from the third quarter hurricanes), which marked its third consecutive year producing an underwriting profit. The combined ratio in the fourth quarter of 2004 was 95.2%, compared to 96.0% in 2003. Net premiums written increased by 9.1% in 2004, which follows increases of 32.0% in 2003 and 65.7% in 2002. During this three year period, OdysseyRe significantly expanded its presence in the global marketplace through a deliberate strategy of product and geographic diversification. For 2004, gross premiums written in the United States represented 54% of the total, with non-U.S. business producing 46%. Over the last three years, international business produced an increasing amount of OdysseyRe’s premium volume. The diversification of activity OdysseyRe has achieved was responsible for its ability to produce an underwriting profit in 2004 despite incurring record hurricane losses in Florida and the Caribbean during the third quarter of 2004.
Net operating cash flow amounted to $603.2 and $554.1 for the years ended December 31, 2004 and 2003, respectively. Since the end of 2001, OdysseyRe’s shareholders’ equity has increased by 93% on a US GAAP basis, generated entirely from retained earnings and invested asset appreciation.

Set out and discussed below is the OdysseyRe balance sheet as at December 31, 2004.

2004
Assets
Accounts receivable and other	857.0
Recoverable from reinsurers	1,275.8
Portfolio investments	4,762.2
Deferred premium acquisition costs	171.1
Future income taxes	169.9
Premises and equipment	11.9
Goodwill	13.0
Due from affiliates	8.7
Other assets	15.4
Investments in Fairfax affiliates	87.9

Total assets	7,372.9

Liabilities
Accounts payable and accrued liabilities	139.1
Securities sold but not yet purchased	56.2
Funds withheld payable to reinsurers	302.0
Provision for claims	4,228.0
Unearned premiums	832.2
Long term debt	374.9

Total liabilities	5,932.4
Shareholders’ equity	1,440.5

Total liabilities and shareholders’ equity	7,372.9

OdysseyRe has debt of $374.9, representing debt to total capital of 20.6%. For the year ended December 31, 2004, OdysseyRe earned net income of $160.1, producing a return on average equity of 11.7%. For 2004, $32.9 of OdysseyRe’s earnings were allocated to the minority shareholders, while Fairfax’s share amounted to $127.2. OdysseyRe’s return on average equity for the three years since 2001, the year in which it went public, was 17.2%.
OdysseyRe’s investments in Fairfax affiliates consist of:

Affiliate	% interest
TRG Holdings (Class 1 shares)	47.4
Fairfax Asia	45.2
MFX	7.4
For more information on OdysseyRe’s results, please see its 2004 annual report posted on its website www.odysseyre.com.

FAIRFAX FINANCIAL HOLDINGS LIMITED

                  Interest and Dividends
Interest and dividends increased by 36.8% to $301.4 in 2004 from $220.3 in 2003, due primarily to an increase in yield resulting from the reinvestment of a significant portion of the cash and short term investments, primarily in U.S. treasury bonds, and to increased investment portfolios reflecting positive cash flow from ongoing operations (cash flow from operations at Northbridge, Crum & Forster and OdysseyRe was $948.4 in 2004 (2003 – $1,099.2)).
                  Realized Gains
Net realized gains decreased in 2004 to $162.7, after $104.1 of non-trading losses, from $534.6 in 2003. The $104.1 of non-trading losses consisted of $77.1 of mark to market changes in fair value, recorded as realized losses, primarily relating to the economic hedges put in place by the company against a decline in the equity markets, and $27.0 of costs, recorded as realized losses, in connection with the company’s repurchase of outstanding debt at a premium to par. Consolidated realized gains of $288.3 included $125.6 ($74.3 excluding gains on intra-group sales) of realized gains in the runoff segment as well. Included in net realized gains for the year ended December 31, 2004 is a provision of $31.6 (2003 – $32.0) for other than temporary losses and writedowns of certain bonds and common stocks. Fairfax’s investment portfolio is managed on a total return basis which views realized gains as an important and recurring component of the return on investments and consequently of income. The amount of realized gains fluctuates significantly from period to period, and the amount of gains or losses which may be realized in any particular period is unpredictable.
                  Runoff and Other
The runoff business segment was formed with the acquisition on August 11, 1999 of the company’s interest in The Resolution Group (TRG), which was comprised of the outstanding runoff management expertise and experienced, highly respected personnel of TRG, and a wholly-owned insurance subsidiary in runoff, International Insurance Company (IIC). The Runoff and other segment currently consists of three groups: the U.S. runoff group (the merged TIG Insurance Company (TIG) and IIC, as described below), the European runoff group (RiverStone Holdings and nSpire Re, also as described below) and Group Re, which predominantly constitutes the participation by CRC (Bermuda), Wentworth and nSpire Re in the reinsurance programs of the company’s subsidiaries with third party reinsurers. The U.S. and European runoff groups are managed by the dedicated TRG runoff management operation, now usually identified under the RiverStone name, which has over 700 employees in the U.S. and Europe. Group Re’s activities are managed by Fairfax.
         U.S. runoff group
On August 11, 1999, Fairfax paid $97 to purchase 100% of TRG’s voting common shares which represented an effective 27.5% economic interest in TRG’s results of operations and net assets. Xerox retained all of TRG’s participating non-voting shares, resulting in an effective 72.5% economic interest in TRG’s results of operations and net assets. Xerox’s wholly-owned subsidiary, Ridge Re, provides IIC with reinsurance protection (there was unutilized coverage of $63.6 (net of 15% coinsurance) under this protection at December 31, 2004). IIC’s cessions to Ridge Re are fully collateralized by trust funds in the same amount as the cessions.
On December 16, 2002, Fairfax acquired Xerox’s 72.5% economic interest in TRG in exchange for payments over 15 years of $425 ($204 at then current value, using a discount rate of 9% per annum), payable approximately $5 a quarter from 2003 to 2017 and approximately $128 at the end of 2017. Upon this acquisition, Xerox’s non-voting shares were amended to make them mandatorily redeemable at a capped price and to eliminate Xerox’s participation in the operations of IIC, and a direct contractual obligation was effectively created from Fairfax to

Xerox. IIC then merged with and into TIG to form the U.S. runoff group. This group, currently operating under the TIG name, consists of the IIC operations and the discontinued MGA-controlled program business of TIG and is under the management of RiverStone, with 485 employees in six offices across the U.S.
On January 6, 2003, TIG distributed to its holding company approximately $800 of assets, including 33.2 million of TIG’s 47.8 million shares of NYSE-listed Odyssey Re Holdings Corp. and all of the outstanding shares of Commonwealth (subsequently converted to 14.4 million shares of TSX-listed Northbridge) and Ranger. The distributed securities were held in trust for TIG’s benefit, principally pending TIG’s satisfaction of certain financial tests at the end of 2003. Fairfax guaranteed that TIG would maintain at least $500 of statutory surplus at the end of 2003, a risk-based capital of at least 200% at each year-end, and a continuing net reserves to surplus ratio not exceeding 3 to 1.
During 2003, the 14.4 million Northbridge shares (with a market value of approximately $191) were released from the trust, and 4.8 million shares of OdysseyRe (with a market value of approximately $101) were contributed by the trust to TIG, in conjunction with the placement of the Chubb Re cover described below.
On December 31, 2003, Fairfax contributed Old Lyme Insurance Company of Rhode Island to TIG. Old Lyme had been purchased in May 2002 from Hub International. As a wholly-owned subsidiary of TIG, Old Lyme ceased underwriting and became part of the U.S. runoff group.
Effective January 1, 2004, the California Department of Insurance approved the distribution of two licensed insurance subsidiaries of TIG, with aggregate statutory capital of $38.8, from TIG to the trust. These two companies and Ranger have been consolidated under a holding company to form Fairmont Specialty Group.
On April 29, 2004, TIG released 26.4 million shares of OdysseyRe (with a market value of approximately $660) from the trust to its holding company. The assets remaining in the trust currently consist of 2.0 million shares of OdysseyRe (with a market value of approximately $50 at December 31, 2004) and all of the shares of Fairmont Specialty Group and its subsidiaries (GAAP and statutory capital of $168.7 and $121.4 respectively at December 31, 2004).
         European runoff group
The European runoff group consists principally of RiverStone Holdings and nSpire Re.
RiverStone Holdings, headquartered in the United Kingdom, includes Sphere Drake Insurance, RiverStone Insurance (UK) and Syndicate 3500. Sphere Drake Insurance ceased underwriting and was put into runoff in 1999. In 2004, substantially all of Sphere Drake Insurance’s insurance and reinsurance portfolio was amalgamated into RiverStone Insurance (UK) forming the unified European runoff platform. RiverStone Insurance (UK) resulted from the amalgamation during 2002 of RiverStone Stockholm, Sphere Drake Bermuda and CTR’s non-life operations, all of which ceased underwriting and were put into runoff between 1999 and 2001. In November 2003, RiverStone formed a new runoff syndicate at Lloyd’s of London, Syndicate 3500, to provide reinsurance-to-close for the 2000 and prior underwriting years of Kingsmead syndicates 271 and 506 for which TIG, along with third party capital providers, had provided underwriting capacity for 2000 and prior underwriting years. The transaction involved the assumption of gross and net provisions for claims of $670.1 and $147.6 respectively (of which $514.0 and $113.2 were in respect of TIG’s interests), including a risk premium of $123.5 that was charged proportionately to all capital providers, including TIG. RiverStone Insurance (UK) reinsures the insurance and reinsurance portfolio of Syndicate 3500. This transaction allowed RiverStone to integrate direct management of these liabilities into the European runoff platform.

FAIRFAX FINANCIAL HOLDINGS LIMITED

nSpire Re is headquartered in Ireland, which is an attractive entry point to the European market and provides investment and regulatory flexibility. nSpire Re reinsures the insurance and reinsurance portfolios of RiverStone Holdings and benefits from the protection provided by the Swiss Re Cover (described below on this page) from aggregate adverse development of claims and uncollectible reinsurance on 1998 and prior net reserves. nSpire Re’s insurance and reinsurance obligations are guaranteed by Fairfax. RiverStone Holdings, with 220 employees and offices in London, Brighton, Paris and Stockholm, provides the management (including claims handling) of nSpire Re’s insurance and reinsurance liabilities and the collection and management of its reinsurance assets. nSpire Re provides consolidated investment and liquidity management services to the European runoff group. In addition to its role in the consolidation of the European runoff companies, nSpire Re also has two other mandates, described in the following paragraph and under Group Re below.
nSpire Re served as the entity through which Fairfax primarily provided financing for the acquisition of the U.S. insurance and reinsurance companies. nSpire Re’s capital and surplus includes $1.6 billion of equity in Fairfax’s U.S. holding company and company debt resulting from the acquisitions of Ranger, OdysseyRe, Crum & Forster and TIG. For each of its U.S. acquisitions, Fairfax financed the acquisition, at the Canadian holding company, with an issue of subordinate voting shares and long term debt. The proceeds of this long term financing were invested in nSpire Re’s capital which then provided the acquisition financing to Fairfax’s U.S. holding company to complete the acquisition.
Every related party transaction of nSpire Re, including its provision of reinsurance to affiliates, is effected on market terms and at market prices, and requires approval by nSpire Re’s board of directors, three of whose five members are unrelated to Fairfax. nSpire Re’s accounts are audited annually by PricewaterhouseCoopers LLP, and its reserves are certified annually by Milliman USA and are included in the consolidated reserves on which PricewaterhouseCoopers LLP provides an annual valuation actuary’s report, which is included on page 19.
         Group Re
Consistent with the company’s objective of retaining more business for its own account in favourable market conditions, CRC (Bermuda), Wentworth and nSpire Re participate in the reinsurance programs of the company’s subsidiaries with third party reinsurers. This participation, on the same terms, including pricing, as the third party reinsurers, varies by program and by subsidiary, and is shown separately as “Group Re”. Commencing in 2004, Group Re, through nSpire Re, also writes third party business. Group Re’s premiums, which have grown in the recent hard market, are expected to decline in the next few years.
         Swiss Re Cover
As part of its acquisition of TIG effective April 13, 1999, Fairfax purchased a $1 billion corporate insurance cover ultimately reinsured with a Swiss Re subsidiary (the Swiss Re Cover), protecting it, on an aggregate basis, from adverse development of claims and unrecoverable reinsurance above the aggregate reserves set up by all of its subsidiaries (including TIG, but not including other subsidiaries acquired after 1998) at December 31, 1998. At December 31, 2004, the company had ceded losses under this cover utilizing the full $1 billion limit of that cover ($996.1 at December 31, 2003).
As of December 31, 2002, Fairfax assigned the full benefit of the Swiss Re Cover to nSpire Re which had previously provided the indirect benefit of the Swiss Re Cover to TIG and the European runoff companies. Although Fairfax remains legally liable for its original obligations with respect to the Swiss Re Cover, under the terms of the assignment agreement, nSpire Re is responsible to Fairfax for all premium and interest payments after 2002 for any additional losses ceded to the Swiss Re Cover. During 2004, nSpire Re paid premium and interest of

$147.8 for cessions of $263.6 made and accrued during 2003 (nil in 2003 for cessions made and accrued in 2002). In 2002 and prior, payments were made by Fairfax. At December 31, 2004, there remains no unused protection under the Swiss Re Cover ($3.9 at December 31, 2003; $267.5 at December 31, 2002) and nSpire Re’s accrued obligation for premium and interest for the $3.9 cession made during 2004 is $2.4. At December 31, 2004, the premiums plus interest paid or earned on the Swiss Re Cover (including the $2.4 mentioned in the preceding sentence) aggregated $529.7.
In December 2003, an affiliate of nSpire Re entered into a $300 revolving letter of credit facility with 11 banks which is used to provide letters of credit for reinsurance contracts of nSpire Re provided for the benefit of other Fairfax subsidiaries. The facility was increased to $450 during 2004. The facility is effectively secured by the assets held in trust derived from the premiums on the Swiss Re Cover and the interest thereon. The lenders have the ability, in the event of a default, to cause the commutation of this Cover, thereby gaining access to the trust account assets. The aggregate amount of letters of credit issued from time to time under this facility may not exceed the agreed margined value of the assets in the trust account. Currently, there are $450 of letters of credit issued under this facility, including those replacing the letters of credit previously issued under Fairfax’s syndicated credit facility.
With the Odyssey Re Holdings IPO, effective June 14, 2001 Odyssey America Re’s and Odyssey Reinsurance Corporation’s claims and unrecoverable reinsurance were no longer protected by the Swiss Re Cover from further adverse development. Similarly, with the Northbridge IPO, effective May 28, 2003 the subsidiaries of Northbridge were no longer protected by the Swiss Re Cover from further adverse development. In each case, at the date of the IPO, ultimate reserves and claim payout patterns were contractually “fixed” for purposes of the Swiss Re Cover.
The premiums and interest paid for the Swiss Re Cover are placed into a trust account for the benefit of Swiss Re and are guaranteed by Fairfax to earn 7% per annum. The trust assets are managed by Hamblin Watsa and to the extent they earn less than 7% per annum, or the market value of the trust account assets falls below the required level, top-up payments into the trust account are required. For the year ended December 31, 2004, investment income (including realized gains and losses) from the assets in the trust account was $35.2 less than the contractual 7% per annum rate of interest. Since inception of the trust account in 1999, the cumulative investment income (including realized gains and losses) has exceeded the cumulative contractual 7% per annum rate of interest by $10.3.
The cessions to the Swiss Re Cover since inception have resulted from adverse development at the various operating segments, as follows:

	2004	2003	2002	2001	2000	1999	Cumulative
Canadian insurance	–	0.9	(0.1)	11.3	(9.7)	(3.2)	(0.8)
U.S. insurance	3.9	85.8	2.9	94.9	166.6	186.1	540.2
Reinsurance	–	–	–	–	22.6	53.3	75.9
Runoff and other	–	176.9	2.3	97.6	93.0	14.9	384.7

Total	3.9	263.6	5.1	203.8	272.5	251.1	1,000.0

The majority of the cumulative cessions to the Swiss Re Cover resulted from reserve deficiencies of $438.3 for TIG, $232.7 for the European runoff group and $193.1 for Crum & Forster. TIG is included in the Runoff segment since 2002 and U.S. insurance prior thereto.
         Chubb Re Cover
During 2003, TIG purchased a $300 adverse development cover from a subsidiary of Chubb Re (the Chubb Re Cover) protecting it from adverse development of claims for certain “subject lines” above the reserves set up for these claims at September 30, 2002. The cover was

FAIRFAX FINANCIAL HOLDINGS LIMITED

purchased to satisfy the requirements of the California Department of Insurance for permitting the release from trust of certain of TIG’s investment assets which, as described above under U.S. runoff group, had been distributed from TIG into trust in connection with TIG’s being placed into runoff and merging with IIC in December 2002. At December 31, 2004, TIG had ceded $298 of losses under this cover ($290 at December 31, 2003). At December 31, 2004, the premiums plus interest paid or earned on the Chubb Re Cover aggregated $182.5, most of which, plus the original margin cost (and interest accrued thereon) of $30.4, was recorded in 2003.
The premiums and interest paid for the Chubb Re Cover are managed by Hamblin Watsa and to the extent they earn less than 7% per annum, or the market value of the invested assets falls below the required level, top-up payments are required. During 2004, investment income from the invested assets under the Chubb Re Cover was $5.2 ($1.9 in 2003) less than the contractual 7% per annum rate of interest. Any costs incurred by TIG with respect to the Chubb Re Cover are expensed by TIG and reimbursed by Fairfax through capital contributions.
         Results and balance sheet
Set out below is a summary of the operating results of Runoff and other for the years ended December 31, 2004, 2003 and 2002.
Year ended December 31, 2004

	U.S.	Europe		Group Re	Total
Gross premiums written	67.8	117.1		399.3	584.2

Net premiums written	17.1	25.2		341.4	383.7

Net premiums earned	68.1	45.2		343.0	456.3
Losses on claims (excluding TIG commutation)	(95.8)	(176.2)		(254.2)	(526.2)
Operating expenses	(57.1)	(71.7)		(78.4)	(207.2)
Interest and dividends	27.1	(17.9)		23.1	32.3

Operating income (loss)	(57.7)	(220.6)		33.5	(244.8)
Realized gains (except as noted below)	54.1	5.2		15.0	74.3

	(3.6)	(215.4)		48.5	(170.5)
Loss on TIG commutation(1)	(31.9)	(42.5)		–	(74.4)
Realized gains (losses) on intra-group sales	61.6 (2)	(10.3	) (3)	–	51.3

Pre-tax income (loss) before interest and other	26.1	(268.2)		48.5	(193.6)

(1)	At the end of the third quarter, Fairfax took another step toward simplifying its runoff structure when TIG agreed to commute a number of excess of loss reinsurance contracts aggregating $665 of coverage. This commutation resulted in a net pre-tax loss of $74.4 ($31.9 at the U.S. runoff group and $42.5 at the European runoff group).

The loss at the U.S. runoff group reflects the normal effect on an insurer of a commutation with a reinsurer (i.e., the insurer receives less than the amount of losses which it takes back because those losses are only payable over time); other normal effects were that TIG’s cash was increased by the cash it received on the commutation and its net loss reserves were increased by the amount of reserves which were formerly reinsured.

The loss at the European runoff group resulted from the operation of the loss allocation terms in the retrocessional arrangements between TIG’s third party reinsurer and nSpire Re and the establishment of a reserve with respect to other third party retrocessional arrangements.

(2)	Realized gain on the sale in the second quarter of Northbridge shares from the U.S. runoff companies to other Fairfax group companies, to facilitate the secondary offering of Northbridge shares by the company (this gain is eliminated on consolidation).

(3)	Realized loss on a sale in the first quarter of bonds from the European runoff companies to other Fairfax group companies (this loss is eliminated on consolidation).
Year ended December 31, 2003

	U.S.	Europe	Group Re	Total
Gross premiums written	325.8	(1.1)	257.5	582.2

Net premiums written	(1.4)	71.1	268.8	338.5

Net premiums earned	196.1	71.3	244.4	511.8
Losses on claims	(429.0)	(119.3)	(177.9)	(726.2)
Operating expenses	(153.9)	(54.0)	(71.4)	(279.3)
Interest and dividends	36.8	20.0	15.6	72.4

Operating income (loss)	(350.0)	(82.0)	10.7	(421.3)
Realized gains	213.8	91.6	5.9	311.3

Pre-tax income (loss) before interest and other	(136.2)	9.6	16.6	(110.0)

Year ended December 31, 2002

	U.S.*	Europe	Group Re	Total
Gross premiums written	795.8	224.5	185.0	1,205.3

Net premiums written	495.4	153.3	184.3	833.0

Net premiums earned	679.3	187.8	152.0	1,019.1
Losses on claims	(693.4)	(234.7)	(87.0)	(1,015.1)
Operating expenses	(240.5)	(103.7)	(47.1)	(391.3)
Restructuring expenses	(63.6)	–	–	(63.6)
Interest and dividends	74.1	47.0	18.2	139.3

Operating income (loss)	(244.1)	(103.6)	36.1	(311.6)
Realized gains (losses)	108.1	76.7	(1.1)	183.7

Pre-tax income (loss) before interest and other	(136.0)	(26.9)	35.0	(127.9)

*	Gives effect to the TIG/IIC merger throughout 2002.
Excluding the “Loss on TIG commutation” (as noted, this commutation in the third quarter was another step towards simplifying the company’s runoff structure) and the “Realized gains (losses) on intra-group sales” (which are eliminated on consolidation), both shown separately above (the “Special Items”), and excluding the $75.0 strengthening of construction defect reserves referred to below, the runoff and other pre-tax loss for 2004 was better than the company’s expectation of a runoff and other pre-tax loss of approximately $25 in each quarter of 2004.
Excluding the Special Items, for the year ended December 31, 2004, the U.S. runoff group had a pre-tax loss of $3.6, primarily attributable to operating and internal claims handling costs in excess of net investment income, substantially offset by realized gains (including the gain on the sale of Zenith National shares of $38.8). The U.S. runoff group’s pre-tax loss of $136.2 in 2003 reflects the $98.5 in additional net cost related to the Chubb Re Cover, reserve strengthening on lines not covered by the Chubb Re Cover, and operating and internal claims handling costs in excess of net investment income as a result of the continuing effects of winding down TIG’s MGA-controlled program business. Net premiums written for the U.S. runoff group of negative $1.4 in 2003 reflect cessions to third party reinsurers and

FAIRFAX FINANCIAL HOLDINGS LIMITED

premiums ceded to the Chubb Re Cover and the adverse development cover with nSpire Re. The U.S. runoff group’s pre-tax loss of $136.0 in 2002 reflects the $200 reserve strengthening recorded on the merger of TIG and IIC on December 16, 2002.
Excluding the Special Items, for the year ended December 31, 2004, the European runoff group had a pre-tax loss of $215.4, of which $75.0 reflects a strengthening (including $50.0 in the fourth quarter) of construction defect reserves, $22.5 relates to various costs and losses allocated to the European runoff group and the remainder is primarily attributable to operating and internal claims handling costs in excess of net investment income and the investment income being reduced as a result of funds withheld requirements under the Swiss Re Cover. The 2003 European runoff loss includes premiums payable of $147.8 upon the cession of an additional $263.6 of losses under the Swiss Re Cover (of which $62 relates to European runoff, $107 relates to U.S. runoff and $86 relates to Crum & Forster). The 2002 European runoff loss of $26.9 is primarily attributable to operating expenses in excess of investment income, coupled with reserve strengthening activity somewhat offset by capital gains.
For the year ended December 31, 2004, Group Re had pre-tax income of $48.5 compared to $16.6 in 2003, the increase relating primarily to improved underwriting results and higher realized gains. The deterioration in Group Re’s pre-tax income to $16.6 in 2003 from $35.0 in 2002 relates to a change in CRC (Bermuda)’s participation in reinsuring Lombard programs following the Northbridge IPO.
Runoff cash flow is volatile and ensuring its sufficiency requires constant focus. This situation stems principally from the requirement to pay gross claims initially while third party reinsurance is only collected subsequently in accordance with its terms, and from the delay, until some time after claims are paid, of the release of assets pledged to secure the payment of those claims. The TIG commutation and the sale of Zenith National shares during 2004 increased the U.S. runoff group’s unencumbered asset base, with the result that cash flow at the U.S. runoff operations appears adequate in 2005. The European runoff group is anticipated to require cash flow funding from Fairfax of $150 to $200 in 2005, prior to any management actions which would improve European runoff cash flow. Having effected the TIG commutation in 2004, the runoff group may in appropriate circumstances effect further commutations in the future.

Set out and discussed below is the balance sheet for Runoff and other as at December 31, 2004.

	U.S.	European		Intrasegment	Runoff and
	Runoff	Runoff	Group Re	Eliminations	Other
Assets
Cash and short term investments	439.5	664.9	123.2	–	1,227.6
Portfolio investments	898.1	397.4	352.1	–	1,647.6
Recoverable from reinsurers	3,367.1	1,833.2	73.1	(237.3)	5,036.1
Future income taxes	618.8	110.1	–	–	728.9
Due from affiliates	156.5	176.1	26.8	–	359.4
Accounts receivable and other – third parties	86.7	314.0	9.6	–	410.3
Accounts receivable and other – intercompany	9.4	158.7	40.9	(90.7)	118.3
Investments in Fairfax affiliates	278.9	102.4	80.0	–	461.3

Total assets	5,855.0	3,756.8	705.7	(328.0)	9,989.5

Liabilities
Provision for claims	4,117.2	2,409.9	367.7	(237.3)	6,657.5
Accounts payable and accrued liabilities	132.0	204.8	0.3	–	337.1
Funds withheld payable to reinsurers	97.5	573.1	18.4	(90.7)	598.3
Unearned premiums	27.2	25.8	87.7	–	140.7

Total liabilities	4,373.9	3,213.6	474.1	(328.0)	7,733.6
Shareholders’ equity	1,481.1	543.2	231.6	–	2,255.9

Total liabilities and shareholders’ equity	5,855.0	3,756.8	705.7	(328.0)	9,989.5

The balance sheet for Runoff and other represents the sum of individual entity balance sheets even though the individual entities are not necessarily a part of the same ownership structure. The European runoff balance sheet excludes the $1.6 billion of capital, previously discussed, which was provided to nSpire Re to facilitate the acquisitions of Ranger, OdysseyRe, Crum & Forster and TIG.
Approximately $769.8 and $934.6 of the cash and short term investments and portfolio investments held by the U.S. runoff and the European runoff respectively are pledged to support insurance and reinsurance obligations. Reinsurance recoverables include, at the U.S. runoff, $1.1 billion emanating from IIC, predominantly representing reinsurance recoverables on asbestos, pollution and health hazard claims, and $298 recoverable under the Chubb Re Cover, and include, at the European runoff, the $1 billion recoverable under the Swiss Re Cover.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The $728.9 Future income taxes asset consists of $618.8 at the U.S. runoff and $110.1 at the European runoff. The $618.8 deferred tax asset on the U.S. runoff balance sheet consists principally of $251.8 of capitalized U.S. operating losses remaining available for use, approximately $103 of timing differences and approximately $208 of capitalized U.S. operating losses which have already been used by other Fairfax subsidiaries within the U.S. consolidated tax return (and have therefore been eliminated in the preparation of the consolidated balance sheet) but which remain with the U.S. runoff companies on a standalone basis. The unused portion of the deferred tax asset may be realized (as it has in the past few years) by filing a consolidated tax return whereby TIG’s net operating loss carryforwards are available to offset taxable income at Crum & Forster, OdysseyRe and other Fairfax subsidiaries within the U.S. consolidated tax return.
Runoff and other’s investments in Fairfax affiliates consist of:

Affiliate	% interest
OdysseyRe (TIG)	28.8
Lindsey Morden (nSpire Re)	75.0
Fairfax Asia (Wentworth)	54.8
TRG Holdings (nSpire Re/Wentworth) (Class 1 shares)	47.4
Funds withheld payable to reinsurers at the European runoff includes $527.3, held in a trust account, under the Swiss Re Cover.
Shareholders’ equity in the GAAP balance sheets above differed from the statutory surplus of the major supervised insurance entities at December 31, 2004, principally as a result of the following:
The U.S. runoff’s consolidated GAAP shareholders’ equity of $1,481.1 differs from TIG’s standalone statutory surplus of $742.0 primarily because it includes deferred taxes (TIG’s standalone $529.1 of the U.S. runoff’s consolidated $618.8 of Future income taxes) and the reinsurance recoverables which are eliminated from the statutory surplus pursuant to a statutory schedule F penalty ($187.8, principally reinsurance due from non-U.S. reinsurers which are not licensed in the United States).
The statutory surplus of RIUK, the principal U.K. runoff subsidiary, of $322.5 does not differ significantly from its shareholders’ equity of $317.9.
nSpire Re’s statutory surplus of $1,779.3 (as against standalone shareholders’ equity of $154.4) includes intra-group acquisition financing provided of $1.6 billion, as described above.
                  Interest expense
Interest expense increased to $151.3 in 2004 from $138.6 in 2003 and $79.6 for 2002, as shown below:

	2004	2003	2002
Fairfax	92.5	107.2	71.9
Crum & Forster	33.2	18.7	–
OdysseyRe	25.6	12.7	7.7

	151.3	138.6	79.6

The increased interest expense in 2004 resulted from the interest costs of additional debt issued by C&F and OdysseyRe in 2003, partially offset by reduced interest costs at Fairfax.

                  Corporate overhead and other
Corporate overhead and other of Fairfax and its subsidiary holding companies Northbridge, Crum & Forster and OdysseyRe is broken down as follows:

	2004	2003	2002
Fairfax corporate overhead (net of interest on cash balances)	56.8	35.3	25.5
Investment management and administration fees	(32.7)	(36.5)	(36.9)
Corporate overhead of subsidiary holding companies	31.9	18.2	14.0
Internet and technology expenses	11.9	15.6	15.0
Other	8.4	16.1	–

	76.3	48.7	17.6

The increase in the corporate overhead of Fairfax and its subsidiary holding companies in 2004 relates primarily to additional professional fees in the year, including for Sarbanes-Oxley work, personnel retirement costs and the inclusion of charitable donations in overhead. Overhead is expected to return to more normal levels in 2005. “Other” in 2004 includes one-time severance and indemnification costs in the first and third quarters at Lindsey Morden for which the company assumed responsibility under its management services agreement. Fairfax has continued to invest in technology to better support its businesses. The company’s technology subsidiary, MFXchange, is also marketing its technology products and services for the insurance industry to third parties, resulting in net selling and administration costs over the near term until it generates more third party revenue. These costs are shown separately in the above corporate overhead costs. The company expects that over time, third party revenue will cover these costs.
                  Taxes
The company recorded an income tax expense in the consolidated financial statements of $83.0 for 2004 (compared to $191.9 in 2003 and $150.0 in 2002), principally as a result of runoff losses being incurred in jurisdictions with lower income tax rates and certain losses of Lindsey Morden which are not recorded on a tax-effected basis.
                  Non-controlling interests
The non-controlling interests on the company’s consolidated statements of earnings represent the public minority interests in Northbridge, OdysseyRe and Lindsey Morden and Xerox’s 72.5% economic interest in TRG to December 16, 2002, as summarized in the table below.

	2004	2003	2002
Northbridge	46.1	14.8	–
OdysseyRe	32.9	55.2	39.7
Lindsey Morden	(5.1)	(5.5)	(2.8)
TRG	–	–	13.8

	73.9	64.5	50.7

Non-controlling interests represent the minority shareholders’ 19.2% share of the underlying net assets of OdysseyRe ($281.0), 25.0% share of the underlying net assets of Lindsey Morden ($14.9) and 40.8% share of the underlying net assets of Northbridge ($293.4). All of the assets and liabilities, including long term debt, of these companies are included in the company’s consolidated balance sheet.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Provision for Claims
Since 1985, in order to ensure so far as possible that the company’s provision for claims (often called “reserves”) is adequate, management has established procedures so that the provision for claims at the company’s insurance, reinsurance and runoff operations are subject to several reviews, including by one or more independent actuaries. The reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the chief actuary at Fairfax’s head office, and one or more independent actuaries, including an independent valuation actuary whose report appears in each Annual Report.
In the ordinary course of carrying on their business, Fairfax’s insurance, reinsurance and runoff companies pledge their own assets as security for their own obligations to pay claims or to make premium (and accrued interest) payments. Common situations where assets are so pledged, either directly, or to support letters of credit issued for the following purposes, are regulatory deposits (such as with states for workers compensation business), deposits of funds at Lloyd’s in support of London market underwriting, and the provision of security as a non-admitted company, as security for claims assumed or to support funds withheld obligations. Generally, the pledged assets are released as the underlying payment obligation is fulfilled. The $2.1 billion of cash and investments pledged by the company’s subsidiaries, referred to in note 3 to the consolidated financial statements, has been pledged in the ordinary course of business to support the pledging subsidiary’s own obligations, as described in this paragraph (these pledges do not involve the cross-collateralization by one group company of another group company’s obligations).
Claim provisions are established by the case method as claims are reported. The provisions are subsequently adjusted as additional information on the estimated amount of a claim becomes known during the course of its settlement. A provision is also made for management’s calculation of factors affecting the future development of claims including IBNR based on the volume of business currently in force and the historical experience on claims.
As time passes, more information about the claims becomes known and provision estimates are consequently adjusted upward or downward. Because of the estimation elements encompassed in this process, and the time it takes to settle many of the more substantial claims, several years are required before a meaningful comparison of actual losses to the original provisions can be developed.
The development of the provision for claims is shown by the difference between estimates of reserves as of the initial year-end and the re-estimated liability at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the reserves required for claims still open or claims still unreported. Unfavourable development means that the original reserve estimates were lower than subsequently indicated. The $340.2 aggregate unfavourable development in 2004 is comprised as shown in the following table:

	Unfavourable
	(favourable)
Northbridge	11.5
U.S. insurance	(30.1	)(1)
Fairfax Asia	(0.2)
OdysseyRe	181.2
Runoff and other	177.8	(2)

Total	340.2

(1)	See footnote (1) on page 76.

(2)	Includes $74.4 resulting from the commutation described in footnote (1) on page 66.

The following table presents a reconciliation of the provision for claims and loss adjustment expense (LAE) for the insurance, reinsurance and runoff and other lines of business for the past five years. As shown in the table, the sum of the provision for claims for all of Fairfax’s insurance, reinsurance and runoff and other operations is $14,983.5 as at December 31, 2004 – the amount shown as Provision for claims on Fairfax’s consolidated balance sheet.
Reconciliation of Provision for Claims and LAE as at December 31

	2004	2003	2002	2001	2000
Insurance subsidiaries owned throughout the year – net of indemnification	2,699.8	2,356.7	1,932.1	1,938.6	2,299.4
Insurance subsidiaries acquired during the year	21.1	–	–	16.1	47.5

Total insurance subsidiaries	2,720.9	2,356.7	1,932.1	1,954.7	2,346.9

Reinsurance subsidiaries owned throughout the year	3,058.9	2,341.7	1,834.3	1,674.4	1,666.8
Reinsurance subsidiaries acquired during the year	77.1	–	10.3	–	–

Total reinsurance subsidiaries	3,136.0	2,341.7	1,844.6	1,674.4	1,666.8

Runoff and other subsidiaries owned throughout the year	1,975.0	2,206.5	3,100.4	3,077.4	3,412.9
Runoff and other subsidiaries acquired during the year	–	–	40.5	–	–

Total runoff and other subsidiaries	1,975.0	2,206.5	3,140.9	3,077.4	3,412.9

Federated Life	26.2	24.1	18.3	18.4	20.6

Total provision for claims and LAE	7,858.1	6,929.0	6,935.9	6,724.9	7,447.2
Reinsurance gross-up	7,125.4	7,439.1	6,461.4	7,110.8	6,018.8

Total including gross-up	14,983.5	14,368.1	13,397.3	13,835.7	13,466.0

The nine tables that follow show the reconciliation and the reserve development of Northbridge (Canadian insurance), U.S. insurance, Fairfax Asia (Asian insurance), OdysseyRe (reinsurance) and runoff and other’s net provision for claims. Cessions to the Swiss Re Cover by group for 2004 and prior years are set out on page 65. Because business is written in various locations, there will necessarily be some distortions caused by foreign exchange fluctuations. The insurance operations’ tables are presented in Canadian dollars for Northbridge (Canadian insurance) and in U.S. dollars for U.S. and Asian insurance. The OdysseyRe (reinsurance) and runoff and other tables are presented in U.S. dollars as the reinsurance and runoff businesses are substantially transacted in that currency.
Canadian Insurance – Northbridge
The following table shows for Northbridge (excluding Federated Life) the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2000 through 2004. The favourable or unfavourable development from prior years is credited or charged to each year’s earnings.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Reconciliation of Provision for Claims –
Northbridge

	2004	2003	2002	2001	2000
	(in Cdn $)
Provision for claims and LAE at January 1	855.4	728.9	621.9	585.5	603.3

Incurred losses on claims and LAE
Provision for current accident year’s claims	736.3	619.6	525.5	456.0	405.5
Foreign exchange effect on claims	(13.3)	(27.2)	(1.5)	–	–
Increase (decrease) in provision for prior accident years’ claims	15.0	19.2	8.2	32.4	(6.7)

Total incurred losses on claims and LAE	738.0	611.6	532.2	488.4	398.8

Payments for losses on claims and LAE
Payments on current accident year’s claims	(206.1)	(211.4)	(224.5)	(228.3)	(197.7)
Payments on prior accident years’ claims	(233.4)	(273.7)	(200.7)	(223.7)	(218.9)

Total payments for losses on claims and LAE	(439.5)	(485.1)	(425.2)	(452.0)	(416.6)

Provision for claims and LAE at December 31	1,153.9	855.4	728.9	621.9	585.5
Exchange rate	0.8347	0.7738	0.6330	0.6264	0.6658
Provision for claims and LAE at December 31 converted to U.S. dollars	963.1	661.9	461.4	389.6	389.8

The company strives to establish adequate provisions at the original valuation date. It is the company’s objective to have favourable development from the past. The reserves will always be subject to upward or downward development in the future.
The following table shows for Northbridge (excluding Federated Life) the original provision for claims reserves including LAE at each calendar year-end commencing in 1994 with the subsequent cumulative payments made from these years and the subsequent re-estimated amount of these reserves.

Provision for Northbridge’s Claims Reserve Development

As at
December 31	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
	(in Cdn $)
Provision for claims including LAE	521.4	532.7	552.8	569.0	593.3	603.3	585.5	621.9	728.9	855.4	1,153.9
Cumulative payments as of:
One year later	194.3	178.8	195.0	193.5	196.8	218.9	223.7	200.7	273.7	233.4
Two years later	282.4	280.4	298.2	294.4	315.9	334.4	333.8	366.6	396.9
Three years later	360.7	348.1	369.6	377.0	393.3	417.8	458.2	451.4
Four years later	410.6	400.8	428.6	441.1	455.4	516.9	525.3
Five years later	447.6	437.5	470.3	487.2	533.1	566.7
Six years later	473.0	468.5	498.4	545.6	567.4
Seven years later	496.9	487.2	547.0	572.2
Eight years later	510.0	528.3	567.1
Nine years later	545.1	544.3
Ten years later	557.9
Reserves re-estimated as of:
One year later	516.9	516.1	550.3	561.5	573.9	596.7	617.9	630.1	724.8	864.8
Two years later	520.3	526.2	551.2	556.6	574.1	621.6	634.3	672.3	792.1
Three years later	529.8	528.7	552.2	561.0	593.3	638.0	673.9	721.8
Four years later	532.1	529.0	556.6	580.7	607.3	674.9	717.2
Five years later	537.0	528.5	567.2	592.3	644.6	711.8
Six years later	538.1	537.3	579.3	624.8	673.5
Seven years later	547.9	547.6	607.5	650.8
Eight years later	557.5	574.9	630.8
Nine years later	582.5	596.0
Ten years later	601.8
Favourable (unfavourable) development	(80.4)	(63.3)	(78.0)	(81.8)	(80.2)	(108.5)	(131.7)	(99.9)	(63.2)	(9.4)
Note that when in any year there is a reserve strengthening or redundancy for a prior year, the amount of the change in favourable (unfavourable) development thereby reflected for that prior year is also reflected in the favourable (unfavourable) development for each year thereafter.
The change in the US/Canadian exchange rate during 2004 had a favourable $13.3 (of which $5.6 related to prior years) currency translation effect on Commonwealth’s (and thus Northbridge’s) reserves. Excluding the currency translation effect, Northbridge experienced $15.0 in net adverse reserve development during 2004. The net amount of $15.0 is comprised of net adverse reserve development at Lombard ($17.5), Federated ($2.3) and Markel ($0.5), offset by net favourable reserve development at Commonwealth ($5.3). Of the $15.0, $13.2 relates generally to greater than expected incurred loss development on general liability and auto liability claims, and in particular includes the strengthening of reserves on general liability claims incurred prior to 1995. The balance of $1.8 is related to Facility Association reserve adjustments affecting Lombard, Markel and Federated, and as such is largely beyond the control of those management teams.
As shown in Northbridge’s annual report, on an accident year basis (under which all claims attribute back to the year of loss, regardless of when they are reported or adjusted), Northbridge’s average reserve development during the last ten years has been favourable (i.e. redundant) by 1.8%.
Future development could be significantly different from the past due to many unknown factors.

FAIRFAX FINANCIAL HOLDINGS LIMITED

U.S. Insurance
The following table shows for Fairfax’s U.S. insurance operations (excluding Old Lyme, which is included in the comparable table for Runoff and other) the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2000 through 2004. The favourable or unfavourable development from prior years is credited or charged to each year’s earnings.
Reconciliation of Provision for Claims –
U.S. Insurance

	2004		2003	2002	2001	2000
Provision for claims and LAE at January 1	1,669.7		1,447.6	1,535.5	1,946.1	2,311.4

Incurred losses on claims and LAE
Provision for current accident year’s claims	795.4		585.5	517.4	545.6	462.5
Increase (decrease) in provision for prior accident years’ claims	(30.1	) (1)	40.5	20.8	(13.0)	45.1

Total incurred losses on claims and LAE	765.3		626.0	538.2	532.6	507.6

Payments for losses on claims and LAE
Payments on current accident year’s claims	(185.6)		(123.8)	(148.0)	(180.6)	(137.6)
Payments on prior accident years’ claims	(546.3)		(280.1)	(478.1)	(762.6)	(782.8)

Total payments for losses on claims and LAE	(731.9)		(403.9)	(626.1)	(943.2)	(920.4)

Provision for claims and LAE at December 31 before the undernoted	1,703.1		1,669.7	1,447.6	1,535.5	1,898.6
Provision for claims and LAE for Seneca at December 31	–		–	–	–	47.5

Provision for claims and LAE at December 31	1,703.1		1,669.7	1,447.6	1,535.5	1,946.1

(1)	Offset in Crum & Forster’s underwriting results by ceding premiums paid on strengthening prior years’ loss reserves, resulting in a net cost to Crum & Forster of $25.0.
The company strives to establish adequate provisions at the original valuation date. It is the company’s objective to have favourable development from the past. The reserves will always be subject to upward or downward development in the future.
The following table shows for Fairfax’s U.S. insurance operations (as noted above, excluding Old Lyme) the original provision for claims reserves including LAE at each calendar year-end commencing in 1994 with the subsequent cumulative payments made from these years and the subsequent re-estimated amounts of these reserves. The following U.S. insurance subsidiaries’ reserves are included from the respective years in which such subsidiaries were acquired:

Year Acquired
Fairmont (Ranger)	1993
Crum & Forster	1998
Seneca	2000
Provision for U.S. Insurance Operations’ Claims Reserve Development

As at
December 31	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
Provision for claims including LAE	154.9	157.8	187.6	184.0	2,688.4	2,311.4	1,946.1	1,535.5	1,447.6	1,669.7	1,703.1
Cumulative payments as of:
One year later	89.1	69.4	79.8	70.1	754.4	782.8	762.6	478.1	280.1	546.3
Two years later	130.0	119.9	125.3	128.0	1,361.8	1,396.7	1,127.7	690.8	702.4
Three years later	158.7	135.2	157.5	168.9	1,819.4	1,663.7	1,259.5	1,025.7
Four years later	166.9	155.2	184.1	212.8	2,092.7	1,728.2	1,524.6
Five years later	179.9	171.8	204.6	222.7	2,116.0	1,982.2
Six years later	193.9	174.8	209.3	259.1	2,306.0
Seven years later	193.3	175.3	244.5	276.1
Eight years later	192.7	204.9	261.0
Nine years later	221.9	220.3
Ten years later	236.6
Reserves re-estimated as of:
One year later	191.0	183.2	196.3	227.8	2,718.1	2,356.5	1,933.1	1,556.3	1,488.0	1,639.6
Two years later	206.9	190.9	229.1	236.3	2,712.3	2,411.9	1,950.9	1,630.0	1,498.4
Three years later	216.8	210.8	236.3	251.9	2,762.1	2,425.3	1,971.3	1,644.7
Four years later	226.0	212.9	246.7	279.0	2,777.2	2,441.9	1,985.9
Five years later	229.8	216.2	261.1	279.0	2,791.7	2,473.7
Six years later	232.0	220.6	261.1	279.7	2,835.1
Seven years later	235.7	220.6	261.4	281.0
Eight years later	235.7	220.0	263.6
Nine years later	235.9	222.6
Ten years later	237.7
Favourable (unfavourable) development	(82.8)	(64.8)	(76.0)	(97.0)	(146.7)	(162.3)	(39.8)	(109.2)	(50.8)	30.1
Note that when in any year there is a reserve strengthening or redundancy for a prior year, the amount of the change in favourable (unfavourable) development thereby reflected for that prior year is also reflected in the favourable (unfavourable) development for each year thereafter.
The U.S. insurance operations had favorable development of $30.1 in 2004 including the benefit of aggregate stop loss reinsurance. Following an internal actuarial review and an independent actuarial firm’s ground-up study, Crum & Forster strengthened its asbestos and environmental reserves by $100.0, all of which was within its remaining aggregate stop loss reinsurance. Crum & Forster also recognized favorable development for accident years 2003, 2002 and 1998 and prior, principally in property, workers compensation and general liability lines, while recognizing unfavorable development for accident years 1999 through 2001, principally in workers compensation and general liability lines.
Future development could be significantly different from the past due to many unknown factors.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Asian Insurance – Fairfax Asia
The following table shows for Fairfax Asia the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2000 through 2004. The favourable or unfavourable development from prior years is credited or charged to each year’s earnings. The following Asian insurance subsidiaries’ reserves are included from the respective years in which such subsidiaries were acquired (for this purpose, First Capital is added at the end of 2004):

Year Acquired
Falcon	1998
Winterthur (Asia)	2001
Reconciliation of Provision for Claims –
Fairfax Asia

	2004	2003	2002	2001	2000
Provision for claims and LAE at January 1	25.1	23.1	29.6	11.0	9.2

Incurred losses on claims and LAE
Provision for current accident year’s claims	24.9	20.6	20.1	6.9	5.6
Increase (decrease) in provision for prior accident years’ claims	(0.2)	(0.7)	3.2	2.4	(0.3)

Total incurred losses on claims and LAE	24.7	19.9	23.3	9.3	5.3

Payments for losses on claims and LAE
Payments on current accident year’s claims	(8.3)	(7.8)	(10.8)	(1.1)	(1.2)
Payments on prior accident years’ claims	(7.9)	(10.1)	(19.0)	(5.7)	(2.3)

Total payments for losses on claims and LAE	(16.2)	(17.9)	(29.8)	(6.8)	(3.5)

Provision for claims and LAE at December 31 before the undernoted	33.6	25.1	23.1	13.5	11.0
Provision for claims and LAE for Winterthur (Asia) at December 31	–	–	–	16.1	–
Provision for claims and LAE for First Capital at December 31	21.1	–	–	–	–

Provision for claims and LAE at December 31	54.7	25.1	23.1	29.6	11.0

The company strives to establish adequate provisions at the original valuation date. It is the company’s objective to have favourable development from the past. The reserves will always be subject to upward or downward development in the future.

The following table shows for Fairfax Asia the original provision for claims reserves including LAE at each calendar year-end commencing in 1998 with the subsequent cumulative payments made from these years and the subsequent re-estimated amount of these reserves.
Provision for Fairfax Asia’s Claims Reserve Development

As at December 31	1998	1999	2000	2001	2002	2003	2004
Provision for claims including LAE	5.6	9.2	11.0	29.6	23.1	25.1	54.7
Cumulative payments as of:
One year later	0.9	2.3	5.7	19.0	10.1	7.9
Two years later	1.4	5.3	7.9	26.1	14.1
Three years later	3.2	6.3	9.7	27.9
Four years later	3.4	7.0	10.8
Five years later	3.4	7.1
Six years later	3.4
Reserves re-estimated as of:
One year later	5.6	8.9	13.4	32.8	22.4	24.9
Two years later	3.5	9.1	14.1	32.3	22.2
Three years later	3.8	9.3	13.6	32.2
Four years later	3.8	8.3	13.3
Five years later	3.6	8.0
Six years later	3.5
Favourable (unfavourable) development	2.1	1.2	(2.3)	(2.6)	0.9	0.2
Note that when in any year there is a reserve strengthening or redundancy for a prior year, the amount of the change in favourable (unfavourable) development thereby reflected for that prior year is also reflected in the favourable (unfavourable) development for each year thereafter.
Fairfax Asia experienced favourable development in 2004 mainly relating to better development than expected on the more recent accident years in motor and cargo lines of business. As well, 2001 and prior accident years developed favourably relating to employee compensation.
Future development could be significantly different from the past due to many unknown factors.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Reinsurance – OdysseyRe
The following table shows for OdysseyRe the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2000 through 2004. The favourable or unfavourable development from prior years is credited or charged to each year’s earnings.
Reconciliation of Provision for Claims –
OdysseyRe

	2004	2003	2002	2001	2000
Provision for claims and LAE at January 1	2,341.7	1,844.6	1,674.4	1,666.8	1,831.5

Incurred losses on claims and LAE
Provision for current accident year’s claims	1,448.4	1,208.8	920.0	702.7	487.5
Foreign exchange effect on claims	24.9	14.8	5.1	(0.4)	(1.1)
Increase in provision for prior accident years’ claims	181.2	116.9	66.0	23.0	15.9

Total incurred losses on claims and LAE	1,654.5	1,340.5	991.1	725.3	502.3

Payments for losses on claims and LAE
Payments on current accident year’s claims	(304.9)	(241.6)	(215.0)	(121.5)	(58.7)
Payments on prior accident years’ claims	(632.4)	(601.8)	(616.2)	(596.2)	(608.3)

Total payments for losses on claims and LAE	(937.3)	(843.4)	(831.2)	(717.7)	(667.0)

Provision for claims and LAE at December 31 before the undernoted	3,058.9	2,341.7	1,834.3	1,674.4	1,666.8
Provision for claims and LAE for First Capital at December 31	–	–	10.3	–	–
Provision for claims and LAE at December 31 for Opus Re	77.1 (1)	–	–	–	–

Provision for claims and LAE at December 31	3,136.0	2,341.7	1,844.6	1,674.4	1,666.8

(1)	Reflects the removal to the Fairfax Asia segment of First Capital’s provision for claims and LAE.
The company strives to establish adequate provisions at the original valuation date. It is the company’s objective to have favourable development from the past. The reserves will always be subject to upward or downward development in the future.
The following table shows for OdysseyRe the original provision for claims reserves including LAE at each calendar year-end commencing in 1996 (the date of Odyssey Reinsurance (New York)’s acquisition) with the subsequent cumulative payments made from these years and the subsequent re-estimated amount of these reserves. This table is the same as the comparable table published by Odyssey Re Holdings Corp.

Provision for OdysseyRe’s Claims Reserve Development

As at December 31	1996	1997	1998	1999	2000	2001	2002	2003	2004
Provision for claims including LAE	1,991.8	2,134.3	1,987.6	1,831.5	1,666.8	1,674.4	1,844.6	2,341.7	3,136.0
Cumulative payments as of:
One year later	456.8	546.1	594.1	608.5	596.2	616.2	601.8	632.4
Two years later	837.2	993.7	1,054.6	1,041.3	1,009.9	985.4	998.8
Three years later	1,142.1	1,341.5	1,352.9	1,332.8	1,276.4	1,295.5
Four years later	1,349.2	1,517.6	1,546.2	1,505.5	1,553.1
Five years later	1,475.0	1,648.3	1,675.4	1,718.4
Six years later	1,586.2	1,754.9	1,828.1
Seven years later	1,680.3	1,848.5
Eight years later	1,757.7
Reserves re-estimated as of:
One year later	2,106.7	2,113.0	2,033.8	1,846.2	1,689.9	1,740.4	1,961.5	2,522.9
Two years later	2,121.0	2,151.3	2,043.0	1,862.2	1,768.1	1,904.2	2,201.0
Three years later	2,105.0	2,130.9	2,043.7	1,931.4	1,987.9	2,155.2
Four years later	2,073.6	2,128.2	2,084.8	2,113.2	2,241.1
Five years later	2,065.8	2,150.3	2,215.6	2,292.2
Six years later	2,065.6	2,207.1	2,305.5
Seven years later	2,067.9	2,244.3
Eight years later	2,094.2
Favourable (unfavourable) development	(102.4)	(110.0)	(317.9)	(460.7)	(574.3)	(480.8)	(356.4)	(181.2)
Note that when in any year there is a reserve strengthening or redundancy for a prior year, the amount of the change in favourable (unfavourable) development thereby reflected for that prior year is also reflected in the favourable (unfavourable) development for each year thereafter.
The unfavourable development of $181.2 in 2004 was mainly due to higher loss estimates on United States casualty business for accident years 1997 through 2000. The classes of business contributing most to the change in loss estimates include general casualty, directors and officers, errors and omissions and medical malpractice liability.
Future development could be significantly different from the past due to many unknown factors.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Runoff and Other
The following table shows for Fairfax’s runoff and other operations the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2000 through 2004. The favourable or unfavourable development from prior years is credited or charged to each year’s earnings.
Reconciliation of Provision for Claims – Runoff and Other

	2004	2003	2002	2001	2000
Provision for claims and LAE at January 1	2,206.5	3,140.9	3,077.4	3,412.9	3,824.4

Incurred losses on claims and LAE
Provision for current accident year’s claims	399.4	580.7	826.1	1,031.8	1,106.3
Foreign exchange effect on claims	81.1	66.6	3.0	38.3	2.5
Increase in provision for prior accident years’ claims	177.8	286.1	241.3	290.2	402.2
Recovery under Swiss Re Cover	(3.9)	(263.6)	(5.2)	(210.5)	(272.3)

Total incurred losses on claims and LAE	654.4	669.8	1,065.2	1,149.8	1,238.7

Payments for losses on claims and LAE
Payments on current accident year’s claims	(51.2)	(74.2)	(172.3)	(264.3)	(332.3)
Payments on prior accident years’ claims	(834.7)	(1,530.0)	(869.9)	(1,221.0)	(1,317.9)

Total payments for losses on claims and LAE	(885.9)	(1,604.2)	(1,042.2)	(1,485.3)	(1,650.2)

Provision for claims and LAE at December 31 before the undernoted	1,975.0	2,206.5	3,100.4	3,077.4	3,412.9
Provision for claims and LAE for Old Lyme at December 31	–	–	40.5	–	–

Provision for claims and LAE at December 31	1,975.0	2,206.5	3,140.9	3,077.4	3,412.9

The unfavorable development of $177.8 in 2004 resulted from a large commutation in the third quarter of $74.4, construction defect claims of $75.0, general liability losses of $14.8 at CRC (Bermuda) and unallocated loss adjustment expenses of $24.8, partially offset by favourable development in the Group Re business.
The company strives to establish adequate provisions at the original valuation date. It is the company’s objective to have favourable development from the past. The reserves will always be subject to upward or downward development in the future.
Asbestos, Pollution and Other Hazards
         General APH Discussion
A number of Fairfax’s subsidiaries wrote general liability policies and reinsurance prior to their acquisition by Fairfax under which policyholders continue to present asbestos-related injury claims, claims alleging injury, damage or clean up costs arising from environmental pollution, and other health hazard related claims (APH). The vast majority of these claims are presented under policies written many years ago.

There is a great deal of uncertainty surrounding these types of claims. This uncertainty impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from any other type of contractual claim because there is little consistent precedent to determine what, if any, coverage exists or which, if any, policy years and insurers/ reinsurers may be liable. These uncertainties are exacerbated by inconsistent court decisions and judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability. The industry as a whole is engaged in extensive litigation over these coverages and liability issues and is thus confronted with continuing uncertainty in its efforts to quantify APH exposures. Conventional actuarial reserving techniques cannot be used to estimate the ultimate cost of such claims, due to inadequate loss development patterns and inconsistent emerging legal doctrine.
Since Fairfax’s acquisition of The Resolution Group in 1999, RiverStone has managed the group’s direct APH claims. In light of the intensive claim settlement process for these claims, which involves comprehensive fact gathering and subject matter expertise, management believes it is prudent to have a centralized claim facility to handle these claims on behalf of all the Fairfax groups. RiverStone’s APH claim staff focuses on defending Fairfax against unwarranted claims, pursuing aggressive claim handling and proactive resolution strategies, and minimizing costs. Over half of the professional members of this staff are attorneys experienced in asbestos and environmental pollution liabilities. OdysseyRe also has a dedicated claim unit which manages its APH exposure. This unit performs audits of policyholders with significant asbestos and environmental pollution to assess their potential liabilities. This unit also monitors developments within the insurance industry that might have a potential impact on OdysseyRe’s reserves.
Following is an analysis of Fairfax’s gross and net loss and ALAE reserves from APH exposures at year-end 2004, 2003, and 2002 and the movement in gross and net reserves for those years:

	2004		2003		2002

	Gross	Net	Gross	Net	Gross	Net
Runoff Companies
Provision for APH claims and ALAE at January 1	1,460.0	426.1	1,402.7	419.5	1,487.4	392.1
APH losses and ALAE incurred during the year	184.4	(0.5)	300.1	61.8	146.9	45.4
APH losses and ALAE paid during the year	204.3	50.6	242.8	55.2	231.6	18.0
Provision for APH claims and ALAE at December 31	1,440.1	375.0	1,460.0	426.1	1,402.7	419.5
Ongoing Companies
Provision for APH claims and ALAE at January 1	838.5	654.0	723.0	565.7	711.7	535.6
APH losses and ALAE incurred during the year	168.5	125.7	235.4	173.2	110.2	87.8
APH losses and ALAE paid during the year	129.0	104.1	119.9	84.9	98.9	57.7
Provision for APH claims and ALAE at December 31	878.0	675.6	838.5	654.0	723.0	565.7
Fairfax Total
Provision for APH claims and ALAE at January 1	2,298.5	1,080.1	2,125.7	985.2	2,199.1	927.7
APH losses and ALAE incurred during the year	352.9	125.3	535.5	235.0	257.1	133.2
APH losses and ALAE paid during the year	333.3	154.7	362.7	140.1	330.5	75.7
Provision for APH claims and ALAE at December 31	2,318.1	1,050.6	2,298.5	1,080.1	2,125.7	985.2
Of the $61.8 shown for runoff companies as the net incurred loss and ALAE for 2003, $24.7 relates to a one-time reclassification of reserves from non-latent classes into asbestos.

FAIRFAX FINANCIAL HOLDINGS LIMITED

         Asbestos Claim Discussion
Asbestos continues to be the most significant and difficult mass tort for the insurance industry in terms of claims volume and dollar exposure. The company believes that the insurance industry has been adversely affected by judicial interpretations that have had the effect of maximizing insurance recoveries for asbestos claims, from both a coverage and liability perspective. Generally speaking, only policies underwritten prior to 1986 have potential asbestos exposure, since most policies underwritten after this date contain an absolute asbestos exclusion.
Over the past few years the industry has experienced an increase over prior years in the number of asbestos claimants, including claims by individuals who do not appear to be impaired by asbestos exposure. It is generally expected throughout the industry that this trend will continue. The reasons for this increase are many: more intensive advertising by lawyers seeking additional claimants, increased focus by plaintiffs on new and previously peripheral defendants, and an increase in the number of entities seeking bankruptcy protection. To date, this continued flow of claims has forced approximately 71 manufacturers, distributors, and users of asbestos-containing products into bankruptcy. These bankruptcies have, in turn, aggravated both the volume and the value of claims against viable asbestos defendants. Accordingly, there is a high degree of uncertainty with respect to future exposure from asbestos claims, both in identifying which insureds may become targets in the future and in predicting the total number of asbestos claimants.
Many coverage disputes with insureds are resolved only through aggressive settlement efforts. Settlements involving bankrupt insureds may include extensive releases which are favorable to our subsidiaries, but which could result in settlements for larger amounts than originally expected. As it has done in the past, RiverStone will continue to aggressively pursue settlement opportunities.
Early asbestos claims focused on manufacturers and distributors of asbestos-containing products. Thus, the claims at issue largely arose out of the products hazard and typically fell within the policies’ aggregate limits of liability for such coverage. Increasingly, insureds have been asserting both that their asbestos claims are not subject to these aggregate limits and that each individual bodily injury claim should be treated as a separate occurrence, potentially creating even greater exposure for primary insurers. Generally, insureds who assert these positions are installers of asbestos products or property owners who allegedly had asbestos on their premises. In addition, in an effort to seek additional insurance coverage some insureds that have eroded their aggregate limits are submitting new asbestos claims as “non-products” or attempting to reclassify previously resolved claims as non-products claims. The extent to which insureds will be successful in obtaining coverage on this basis is uncertain, and, accordingly, it is difficult to predict the ultimate volume or amount of the claims for coverage not subject to aggregate limits.
Since 2001, several states have proposed, and in some cases enacted, tort reform statutes that impact asbestos litigation by, for example, making it more difficult for a diverse group of plaintiffs to jointly file a single case, reducing “forum-shopping” by requiring that a potential plaintiff have been exposed to asbestos in the state in which he/she files a lawsuit, permitting consolidation of discovery, etc. These statutes typically apply to suits filed after a stated date. When a statute is proposed or enacted, asbestos defendants often experience a marked increase in new lawsuits, as plaintiffs’ attorneys rush to file before the effective date of the legislation. Some of this increased claim volume likely represents an acceleration of valid claims that would have been brought in the future; while some claims will likely prove to have little or no merit. At this point, it is too early to tell what portion of the increased number of suits represents valid claims. Also, the acceleration of claims increases the uncertainty surrounding projections of future claims in the affected jurisdictions. The company’s reserves include a prudent provision for the ultimate cost of claims filed in these jurisdictions.
Following is an analysis of Fairfax’s gross and net loss and ALAE reserves from asbestos exposures at year-end 2004, 2003, and 2002 and the movement in gross and net reserves for those years:

	2004		2003		2002

	Gross	Net	Gross	Net	Gross	Net
Runoff Companies
Provision for asbestos claims and ALAE at January 1	901.5	278.1	804.0	218.1	807.2	169.7
Asbestos losses and ALAE incurred during the year	199.9	1.7	260.7	77.1	90.0	59.3
Asbestos losses and ALAE paid during the year	139.3	29.0	163.2	17.2	93.2	10.9
Provision for asbestos claims and ALAE at December 31	962.0	250.8	901.5	278.1	804.0	218.1
Ongoing Companies
Provision for asbestos claims and ALAE at January 1	674.9	494.1	527.7	383.2	461.8	335.6
Asbestos losses and ALAE incurred during the year	141.4	113.8	242.6	168.3	125.1	79.6
Asbestos losses and ALAE paid during the year	91.1	69.4	95.4	57.4	59.2	32.0
Provision for asbestos claims and ALAE at December 31	725.3	538.5	674.9	494.1	527.7	383.2
Fairfax Total
Provision for asbestos claims and ALAE at January 1	1,576.4	772.2	1,331.7	601.3	1,269.0	505.4
Asbestos losses and ALAE incurred during the year	341.3	115.5	503.3	245.4	215.1	138.9
Asbestos losses and ALAE paid during the year	230.4	98.4	258.6	74.6	152.4	42.9
Provision for asbestos claims and ALAE at December 31	1,687.3	789.3	1,576.4	772.2	1,331.7	601.3
Of the $77.1 shown for runoff companies as the net incurred loss and ALAE for 2003, $24.7 relates to a one-time reclassification of reserves from non-latent classes into asbestos, and an additional $16.0 relates to a similar reclassification of reserves from environmental pollution into asbestos.
Following is an analysis of Fairfax’s U.S. based subsidiaries gross and net loss and ALAE reserves for asbestos exposures at year-end 2004, 2003, and 2002 and the movement in gross and net reserves for those years (throughout this section, in the interests of clarity, TIG and IIC are presented separately, notwithstanding their merger in December, 2002):

FAIRFAX FINANCIAL HOLDINGS LIMITED

	2004		2003		2002

	Gross	Net	Gross	Net	Gross	Net
IIC
Provision for asbestos claims and ALAE at January 1	586.1	132.2	640.3	140.3	674.6	104.3
Asbestos losses and ALAE incurred during the year	196.4	1.8	87.9	2.0	49.5	40.9
Asbestos losses and ALAE paid during the year	95.0	4.0	142.1	10.1	83.7	4.9
Provision for asbestos claims and ALAE at December 31	687.5	130.0	586.1	132.2	640.3	140.3
C&F
Provision for asbestos claims and ALAE at January 1	458.1	366.4	333.5	264.8	261.5	228.1
Asbestos losses and ALAE incurred during the year	87.0	90.5	195.7	149.8	103.7	67.5
Asbestos losses and ALAE paid during the year	62.8	48.1	71.1	48.2	31.7	30.9
Provision for asbestos claims and ALAE at December 31	482.2	408.8	458.1	366.4	333.5	264.8
OdysseyRe(1)
Provision for asbestos claims and ALAE at January 1	215.7	127.3	189.7	118.0	193.8	107.4
Asbestos losses and ALAE incurred during the year	54.6	22.6	46.4	18.3	20.8	11.7
Asbestos losses and ALAE paid during the year	28.1	20.5	20.4	9.0	24.9	1.1
Provision for asbestos claims and ALAE at December 31	242.2	129.3	215.7	127.3	189.7	118.0
TIG
Provision for asbestos claims and ALAE at January 1	102.7	11.8	36.0	12.3	36.0	5.3
Asbestos losses and ALAE incurred during the year	0.0	0.0	75.3	2.6	6.2	6.2
Asbestos losses and ALAE paid during the year	5.0	3.3	8.6	3.1	6.2	(0.8)
Provision for asbestos claims and ALAE at December 31	97.7	8.5	102.7	11.8	36.0	12.3
Ranger
Provision for asbestos claims and ALAE at January 1	1.1	0.4	4.5	0.3	6.6	0.1
Asbestos losses and ALAE incurred during the year	(0.1)	0.8	0.4	0.2	0.5	0.2
Asbestos losses and ALAE paid during the year	0.1	0.7	3.8	0.1	2.6	0.0
Provision for asbestos claims and ALAE at December 31	0.9	0.4	1.1	0.4	4.5	0.3

(1)	Net reserves presented for OdysseyRe exclude cessions under a stop loss agreement with nSpire Re. In its financial disclosures OdysseyRe reports net reserves inclusive of cessions under this reinsurance protection.
The most significant individual policyholders with asbestos exposures are traditional defendants who manufactured, distributed or installed asbestos products on a nationwide basis. IIC, which underwrote insurance generally for Fortune 500 type risks between 1971 and 1986 with mostly high layer excess liability coverages (as opposed to primary or umbrella policies), is exposed to these risks and has the bulk of the direct asbestos exposure within Fairfax. While these insureds are relatively small in number, asbestos exposures for such entities have increased recently due to the rising volume of claims, the erosion of much of the underlying limits, and the bankruptcies of target defendants. As reflected above, these direct liabilities are very highly reinsured.
Fairfax’s other U.S. based insurers have asbestos exposure related mostly to less prominent insureds that are peripheral defendants, including a mix of manufacturers, distributors, and installers of asbestos-containing products as well as premises owners. For the most part, these insureds are defendants on a regional rather than nationwide basis. As the financial assets and insurance recoveries of traditional asbestos defendants have been depleted, plaintiffs are increasingly focusing on these peripheral defendants. C&F is experiencing an increase in asbestos claims on first layer umbrella policies; compared to IIC, these tend to be smaller insureds with lower amounts of limits exposed. OdysseyRe has asbestos exposure arising from reinsurance contracts entered into before 1984 under which liabilities, on an indemnity or assumption basis, were assumed from ceding companies primarily in connection with general liability insurance policies issued by such cedants. TIG has both direct and reinsurance assumed asbestos exposures. Like C&F, TIG’s direct exposure is characterized by smaller, regional businesses. Asbestos claims presented to TIG have been, for the most part, primary general liability. TIG’s net retention on its direct exposure is protected by an $89 APH reinsurance cover provided by Pyramid Insurance Company (owned by Aegon) which is fully collateralized and reflected in the above table. Additionally, TIG’s assumed exposure is reinsured by ARC Insurance Company (also owned by Aegon); this reinsurance is fully collateralized and reflected in the above table.
Illustrating the above discussion, the following tables present analyses of the underwriting profiles of IIC, C&F, and TIG. The first table is an analysis of the estimated distribution of all policies, listed by attachment point, against which asbestos claims have been presented:

	Estimated % of Total
	Policies – By Count

Attachment Point	IIC	C&F	TIG
$0 to $1M	10%	70%	70%
$1M to $10M	26%	21%	10%
$10M to $20M	28%	3%	3%
$20M to $50M	18%	2%	6%
Above $50M	18%	4%	11%

Total	100%	100%	100%

The next table is similar, showing the distribution of these same policies by the total amount of limits, as opposed to the total number of policies:

	Estimated % of Total
	Policies – By Limits

Attachment Point	IIC	C&F	TIG
$0 to $1M	5%	36%	11%
$1M to $10M	20%	45%	24%
$10M to $20M	26%	6%	7%
$20M to $50M	21%	4%	17%
Above $50M	28%	9%	41%

Total	100%	100%	100%

Reserves for asbestos cannot be estimated using traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, IIC and C&F, which have the bulk of Fairfax’s asbestos liabilities, evaluate their asbestos exposure on an insured-by-insured basis. Since the mid-1990’s these entities have utilized a sophisticated, non-traditional methodology that draws upon company experience and supplemental databases to assess asbestos liabilities on reported claims. The methodology utilizes a comprehensive ground-up, exposure-based analysis that constitutes industry “best practice” approach for asbestos reserving. The methodology was initially critiqued by outside legal and actuarial consultants and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.
In the course of the insured-by-insured evaluation the following factors are considered: available insurance coverage, including any umbrella or excess insurance that has been issued to the insured; limits, deductibles, and self insured retentions; an analysis of each insured’s potential liability; the jurisdictions involved; past and anticipated future asbestos claim filings

FAIRFAX FINANCIAL HOLDINGS LIMITED

against the insured; loss development on pending claims; past settlement values of similar claims; allocated claim adjustment expenses; and applicable coverage defenses. The evaluations are based on current trends without any consideration of potential federal asbestos legislation in the future. (See “Asbestos Legislative Reform Discussion” below.)
In addition to estimating liabilities for reported asbestos claims, IIC and C&F estimate reserves for additional claims to be reported in the future as well as the reopening of any claim closed in the past. This component of the total incurred but not reported (IBNR) reserve is estimated using information as to the reporting patterns of known insureds, historical settlement costs per insured, and characteristics of insureds such as limits exposed, attachment points, and the number of coverage years.
Once the gross ultimate exposure for indemnity and allocated loss adjustment expense is determined for each insured and policy year, IIC and C&F estimate the amount ceded to reinsurers by reviewing the applicable facultative and treaty reinsurance, and examining past ceded claim experience.
Given the maturity of their asbestos reserving methodology and the favorable comments received from outside parties, IIC and C&F believe that the approach is reasonable and comprehensive.
Since their asbestos exposure is considerably less than that of IIC and C&F, OdysseyRe, TIG, and Ranger do not use the above methodology to establish asbestos reserves. Case reserves are established where sufficient information has been developed to indicate the involvement of a specific insurance policy, and, at OdysseyRe, may include an additional amount as determined by that company’s dedicated asbestos and environmental pollution claims unit based on the claims audits of cedants. In addition, bulk IBNR reserves based on various methods such as loss development, market share, and frequency and severity utilizing industry benchmarks of ultimate liability are established to cover additional exposures on both reported and unasserted claims as well as for allocated claim adjustment costs.
The following table presents gross reserves at IIC and C&F by insured category:

					Average
	Number of	% of Total	Total	% of Total	Reserve
IIC	Accounts	2004 Paid	Reserves	Reserves	per Account
Accounts with Settlement Agreements
Structured Settlements	2	0.0%	$138.5	20.1%	$69.2
Coverage in Place	10	97.7%	211.1	30.7%	21.1

Total	12	97.7%	349.6	50.8%	29.1

Other Open Accounts
Active(1)	15	1.5%	39.8	5.8%	2.7
Not Active	150	0.0%	169.3	24.6%	1.1

Total	165	1.5%	209.1	30.4%	1.3

Additional Unallocated IBNR			93.0	13.5%

Total Direct	177	99.1%	651.7	94.8%

Assumed Reinsurance		0.9%	35.9	5.2%

Total		100.0%	$687.5	100.0%

					Average
	Number of	% of Total	Total	% of Total	Reserve
C&F	Accounts	2004 Paid	Reserves	Reserves	per Account
Accounts with Settlement Agreements
Structured Settlements	1	0.0%	$2.0	0.4%	$2.0
Coverage in Place	3	1.5%	15.4	3.2%	5.1

Total	4	1.5%	17.4	3.6%	4.4

Other Open Accounts
Active(1)	149	96.8%	275.9	57.2%	1.9
Not Active	267	1.7%	70.0	14.5%	0.3

Total	416	98.5%	345.9	71.7%	0.8

Additional Unallocated IBNR			119.0	24.7%

Total Direct	420	100.0%	$482.2	100.0%

(1)	Accounts with any past paid indemnity
As shown, the majority of the direct asbestos exposure at IIC is from insureds with current settlement agreements in place. One of IIC’s structured settlements is an agreement to pay a fixed amount over a five-year period starting in 2010; the other is an agreement to pay a fixed amount over a four-year period starting in 2005. IIC’s reserves support the ultimate stream of these payments without any discounting. The ten coverage-in-place agreements provide specific amounts of insurance coverage and may include annual caps on payments. Reserves are established based on the evaluation of the various factors, discussed above, that can affect asbestos claims, and are set equal to the undiscounted expected payout under each agreement. Of all the other open accounts, only fifteen are considered active, i.e., an account with a prior indemnity payment. These other open accounts are not considered to be as significant and arise mostly from “third tier” or smaller exposures, as the average expected gross loss for the active accounts is $2.7 as compared to an average of $29.1 for those accounts with settlement agreements. Reserves for each of these other open accounts are established based on a similar exposure analyses. As previously discussed, additional unallocated IBNR represents a loss reserve provision for additional claims to be reported in the future as well the reopening of any claim closed in the past.
Reflecting its historical underwriting profile, C&F has only a handful of settlement agreements in place as the vast majority of their asbestos claims arises from peripheral defendants who tend to be smaller insureds with a lower amount of limits exposed as evidenced by C&F’s low average gross reserve amount per account. C&F is the lead insurer, i.e. the insurer with the largest amount of limits exposed, on less than 10% of its reported asbestos claims.
Recently, there has been a rash of bankruptcies stemming from an increase in asbestos claimants, and asbestos related bankruptcies now total approximately 71 companies. The following table presents an analysis of IIC’s and C&F’s exposure to these entities:

	IIC		C&F

	Number of	Limits	Number of	Limits
	Bankrupt	Potentially	Bankrupt	Potentially
	Defendants	At Risk	Defendants	At Risk
No insurance issued to defendant	48	–	53	–
Accounts resolved	12	–	15	–
No exposure due to asbestos exclusions	3	–	–	–
Potential future exposure	8	226	3	25

Total	71	$226	71	$25

FAIRFAX FINANCIAL HOLDINGS LIMITED

As part of the overall review of its asbestos exposure, Fairfax compares its level of reserves to various industry benchmarks. The most widely reported benchmark is the survival ratio, which represents the outstanding loss and ALAE reserves (including IBNR) at December 31 divided by the average paid loss and ALAE expenses for the past three years. The three-year historical period is consistent with the period used by A.M. Best for this purpose. Two adjustments should be made to make this statistic meaningful. First, because there is a high degree of certainty regarding the ultimate liabilities for those claims subject to settlement agreements, it is appropriate to exclude those outstanding loss reserves and historical loss payments. Second, additional reinsurance coverage that will protect any adverse development of the reported reserves should be considered. The following table presents both the unadjusted and adjusted asbestos survival ratios for IIC, C&F, and OdysseyRe:

		Amounts
		Subject to	Net of
		Settlements	Settlements
	Reported	Agreements	Agreements
IIC
Net Loss and ALAE Reserves	130.0	6.6	123.4
3-year average net paid losses and ALAE	6.3	2.5	3.8
3-year Survival Ratios (before reinsurance protection)	20.5		32.4
3-year Survival Ratios (after reinsurance protection)	23.1		36.8
C&F
Net Loss and ALAE Reserves	408.8	6.7	402.1
3-year average net paid losses and ALAE	42.4	0.9	41.5
3-year Survival Ratios (before reinsurance protection)	9.6		9.7
3-year Survival Ratios (after reinsurance protection)	10.3		10.4
OdysseyRe
Net Loss and ALAE Reserves	129.3	–	129.3
3-year average net paid losses and ALAE	10.2	–	10.2
3-year Survival Ratios	12.7		12.7
The survival ratio after reinsurance protection includes the remaining indemnification at IIC of $17 from Ridge Re (this is the estimated portion of the remaining $64 indemnification attributable to adverse net loss reserve development on asbestos accounts). The C&F survival ratio after reinsurance protection includes the remaining indemnification of $29 from a policy which C&F purchased from Swiss Re.

Another industry benchmark reviewed by Fairfax is the relationship of asbestos reserves to the estimated ultimate asbestos loss, i.e., the sum of cumulative paid losses and the year-end outstanding loss reserves. These comparisons are presented in the following table:

	Gross		Net

	$	% of Total	$	% of Total
IIC (as at December 31, 2004)
Paid Loss and ALAE(1)	641.1	48%	53.3	29%
Reserves (case and IBNR)	687.5	52%	130.0	71%

Ultimate Loss and ALAE	1,328.6	100%	183.3	100%
C&F (as at December 31, 2004)
Paid Loss and ALAE	566.9	54%	304.8	43%
Reserves (case and IBNR)	482.2	46%	408.8	57%

Ultimate Loss and ALAE	1,049.2	100%	713.5	100%
OdysseyRe (as at December 31, 2004)
Paid Loss and ALAE	370.6	60%	137.5	52%
Reserves (case and IBNR)	242.2	40%	129.3	48%

Ultimate Loss and ALAE	612.7	100%	266.8	100%
A. M. Best (as at December 31, 2003)(2)
Paid Loss and ALAE			28,600.0	44%
Indicated Reserves case and IBNR			36,400.0	56%

Ultimate Loss and ALAE			65,000.0	100%

(1)	Paid Loss and ALAE as of December 31, 2004 excludes payments of $1,345 and $24, on a gross and net basis respectively, from a settlement with one large manufacturer of asbestos-containing products.

(2)	Total industry numbers, from the A.M. Best Special Report dated December 6, 2004.
In December 2004, A.M. Best reaffirmed its earlier estimate of ultimate asbestos loss plus ALAE for the U.S. property/ casualty industry of $65 billion. The industry had paid $28.6 billion through December 31, 2003; thus per A.M. Best’s estimate, the industry had a paid-to-ultimate ratio of 44%. The comparable figure based on the industry’s carried reserves was 56%. (Per the A.M. Best report, the industry’s carried reserves were $22.2 billion; adding in the paid amount gives a carried ultimate loss figure of $50.8 billion.)
As a result of the processes, procedures, and analyses described above, management believes that the reserves carried for asbestos claims at December 31, 2004 are appropriate based upon known facts and current law. However, there are a number of uncertainties surrounding the ultimate value of these claims that may result in changes in these estimates as new information emerges. Among these are: the unpredictability inherent in litigation, impacts from the bankruptcy protection sought by asbestos producers and defendants, an unanticipated increase in the number of asbestos claimants, the resolution of disputes pertaining to the amount of coverage for “non-products” claims asserted under premises/ operations general liability policies, and future developments regarding the ability to recover reinsurance for asbestos claims. It is also not possible to predict, nor has management assumed, any changes in the legal, social, or economic environments and their impact on future asbestos claim development. The company’s asbestos reserves also do not reflect any impact from potential federal asbestos legislation, discussed below.

FAIRFAX FINANCIAL HOLDINGS LIMITED

         Asbestos Legislative Reform Discussion
There have been unsuccessful efforts for many years to create a federal solution for the flood of asbestos litigation and the associated corporate bankruptcies. This received serious attention from the U.S. Congress in 2003 and 2004, and the effort to enact asbestos reform legislation will continue in 2005. There are two major competing plans for asbestos reform: medical criteria reform and a trust fund.
Medical criteria reform would establish uniform, tighter medical standards that asbestos claimants would be required to satisfy in order to succeed in an asbestos lawsuit. Advocates of this approach contend that such criteria would eliminate the vast numbers of claims from “unimpaired” plaintiffs, who can recover damages under existing tort law in most states. (An “unimpaired” claimant is generally defined to be a person who demonstrates some physical change that is consistent with asbestos caused injuries, but is not physically impaired as a result of that change.) The medical criteria approach would leave claims in the tort system, and also would not impact the relatively limited number of very expensive mesothelioma claims seen each year. (Mesothelioma is a cancer that is generally associated with asbestos exposure.)
The trust fund approach is more sweeping. It replaces the present state law based tort system with a federal administrative system to pay asbestos claimants. Using medical criteria and pre-scheduled payment amounts or ranges, the trust fund would pay asbestos claimants and all tort remedies would be eliminated.
The trust fund approach was endorsed by Senator Orrin Hatch (Chairman of the Senate Judiciary Committee through the end of 2004). In July 2003, that Committee, on a sharply divided, largely party line vote (Republicans in support, Democrats in opposition), reported out the Fairness in Asbestos Injury Resolution Act of 2003 (commonly known as the “FAIR Act”).
The FAIR Act would have created a trust fund of up to approximately $153 billion to pay asbestos injury claimants. The insurance industry’s contribution to the fund was to be, at a minimum, $45 billion, with further contingency funding requirements also possible. It is the Senate Leadership’s position that this level of funding would provide substantially more money to asbestos claimants than the existing tort system, largely through the elimination of transactional costs and attorney fees.
Allocation of the industry’s contribution among individual companies was left to a legislatively created commission that was directed to consider a variety of factors, including but not limited to, historical payments, carried reserves, and “asbestos premium market share” to establish a company’s required contribution to the fund.
Due in part to a series of controversial last-minute amendments that were viewed as eliminating the ability of the bill to bring finality to the asbestos question, the FAIR Act generated substantial opposition from significant components of both the insurance industry and asbestos defendant groups. Representatives of organized labor, on the other hand, asserted that the Act did not provide sufficient funding for claimants.
After the FAIR Act was reported out of Committee, the Senate leadership deferred bringing it to the floor, while seeking to work with interested constituencies to build support for a modified FAIR Act. Since that time, there have been continuing negotiations between the various stakeholders. Additionally, there have been informal negotiations among direct insurers and reinsurers regarding methods to fund the insurer contribution to the trust fund. One basic approach is to allocate contributions by reference to booked reserves. Another approach is to undertake some form of “ground-up” analysis of asbestos liabilities.
The new Chairman of the Senate Judiciary Committee, Senator Arlen Specter, stated that he would hold hearings early in 2005 to allow stakeholders an opportunity to testify on the potential legislation. President Bush has continued to call on Congress to enact legislation to “halt baseless asbestos litigation and concentrate on providing awards to workers who are truly sick from asbestos exposure.” However, it is not possible to predict whether the legislative calendar will allow the bill time to be introduced and debated, nor what levels of support and opposition will ultimately emerge. Similarly, it cannot be reasonably predicted what effect, if any, the enactment of some form of legislation would have on the financial statements of the Company. As stated above, the Company’s asbestos reserves do not reflect any impact from potential future legislative reforms.
         Environmental Pollution Discussion
Hazardous waste sites present another significant potential exposure. The federal “Superfund” law and comparable state statutes govern the cleanup and restoration of toxic waste sites and formalize the concept of legal liability for cleanup and restoration by “potentially responsible parties” (PRPs). These laws establish the means to pay for cleanup of waste site if PRPs fail to do so, and to assign liabilities to PRPs. Most PRPs named to date are parties who have been generators, transporters, past or present land owners or past or present site operators. Most sites have multiple PRPs. Most insurance policies issued to PRPs were not intended to cover the costs of pollution cleanup for a variety of reasons. Over time judicial interpretations in many cases have expanded the scope of coverage and liability beyond the original intent of the policies. While most general liability policies issued after 1985 exclude coverage for such exposures, some courts have found ways to work around those exclusions.
There is great uncertainty involved in estimating liabilities related to these exposures. First, the number of waste sites subject to cleanup is unknown. Today, approximately 1,240 sites are included on the National Priorities List (NPL) of the federal Environmental Protection Agency. State authorities have identified many additional sites. Second, the liabilities of the insured themselves are difficult to estimate. At any given site, the allocation of remediation cost among the PRPs varies greatly depending upon a variety of factors. Third, different courts have been presented with liability and coverage issues regarding pollution claims and have reached inconsistent decisions. These uncertainties are unlikely to be resolved in the near future.
Uncertainties also remain as to the Superfund law itself. The excise tax imposed to fund Superfund lapsed at the end of 1995 and has not been renewed. While a number of proposals to reform Superfund have been put forward, no reforms have been enacted by Congress since then. It is unclear what position Congress or the Administration will take and what legislation, if any, will be enacted in the future. At this time, it is not possible to predict what form any reforms might take and the effect on the insurance industry. In the absence of federal movement on Superfund, though, the enforcement of Superfund liability is shifting to the states who are reconsidering state-level cleanup statutes and regulations. As individual states move forward, the potential for conflicts among states’ laws becomes greater, increasing the uncertainty of the cost to remediate state sites.
Within Fairfax, environmental pollution losses have been developing as expected over the past few years as a result of stable claim trends. Claims against Fortune 500 companies are declining, and while insureds with single-site exposures are still active, the company has resolved the majority of disputes with insureds with a large number of sites. In many cases, claims are being settled for less than initially anticipated due to improved site remediation technology and effective policy buybacks.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Following is an analysis of Fairfax’s gross and net loss and ALAE reserves from pollution exposures at year-end 2004, 2003, and 2002 and the movement in gross and net reserves for those years:

	2004		2003		2002

	Gross	Net	Gross	Net	Gross	Net
Runoff Companies
Provision for pollution claims and ALAE at January 1	443.4	114.1	447.9	152.7	502.7	175.7
Pollution losses and ALAE incurred during the year	(17.5)	(4.9)	34.1	(23.7)	49.0	(14.5)
Pollution losses and ALAE paid during the year	41.8	15.4	38.6	14.8	103.8	8.6
Provision for pollution claims and ALAE at December 31	384.1	93.9	443.4	114.2	447.9	152.7
Ongoing Companies
Provision for pollution claims and ALAE at January 1	135.5	133.2	164.8	154.2	212.9	172.7
Pollution losses and ALAE incurred during the year	27.0	11.9	(8.2)	3.0	(10.6)	5.0
Pollution losses and ALAE paid during the year	34.0	30.0	21.1	24.0	37.5	23.4
Provision for pollution claims and ALAE at December 31	128.5	115.1	135.5	133.2	164.8	154.2
Fairfax Total
Provision for pollution claims and ALAE at January 1	578.8	247.3	612.6	306.9	715.6	348.4
Pollution losses and ALAE incurred during the year	9.6	7.0	25.9	(20.7)	38.3	(9.5)
Pollution losses and ALAE paid during the year	75.8	45.4	59.7	38.8	141.3	32.0
Provision for pollution claims and ALAE at December 31	512.6	209.0	578.8	247.4	612.6	306.9
Of the ($23.7) shown for runoff companies as the net incurred loss and ALAE for 2003, ($16.0) relates to a reclassification of reserves from environmental pollution into asbestos.
Following is an analysis of Fairfax’s U.S. based subsidiaries gross and net loss and ALAE reserves from pollution exposures at year-end 2004, 2003, and 2002 and the movement in gross and net reserves for those years:

	2004		2003		2002

	Gross	Net	Gross	Net	Gross	Net
IIC
Provision for pollution claims and ALAE at January 1	291.2	73.0	303.1	81.1	335.0	103.5
Pollution losses and ALAE incurred during the year	(8.3)	(0.6)	6.7	(6.1)	34.3	(27.4)
Pollution losses and ALAE paid during the year	19.9	8.7	18.6	2.0	66.2	(5.0)
Provision for pollution claims and ALAE at December 31	263.0	63.7	291.2	73.0	303.1	81.1
C&F
Provision for pollution claims and ALAE at January 1	98.2	98.9	114.1	105.8	151.7	124.8
Pollution losses and ALAE incurred during the year	20.8	10.0	(6.7)	2.0	(22.0)	(3.0)
Pollution losses and ALAE paid during the year	26.4	23.7	9.2	8.9	15.7	15.9
Provision for pollution claims and ALAE at December 31	92.6	85.2	98.2	98.9	114.1	105.8
OdysseyRe
Provision for pollution claims and ALAE at January 1	33.2	33.0	45.7	46.2	55.5	46.9
Pollution losses and ALAE incurred during the year	2.8	0.4	(3.4)	(0.8)	8.0	5.8
Pollution losses and ALAE paid during the year	6.2	5.1	9.1	12.4	17.8	6.5
Provision for pollution claims and ALAE at December 31	29.9	28.2	33.2	33.0	45.7	46.2
TIG
Provision for pollution claims and ALAE at January 1	116.0	17.4	88.2	28.5	110.0	29.9
Pollution losses and ALAE incurred during the year	1.3	1.3	46.5	1.6	10.1	8.0
Pollution losses and ALAE paid during the year	15.2	2.7	18.7	12.7	31.9	9.4
Provision for pollution claims and ALAE at December 31	102.1	16.0	116.0	17.4	88.2	28.5
Ranger
Provision for pollution claims and ALAE at January 1	4.0	1.5	5.0	2.3	5.7	1.0
Pollution losses and ALAE incurred during the year	3.5	1.4	1.9	1.9	3.3	2.3
Pollution losses and ALAE paid during the year	1.4	1.2	2.9	2.7	4.0	1.0
Provision for pollution claims and ALAE at December 31	6.0	1.7	4.0	1.5	5.0	2.3

(1)	Net reserves presented for OdysseyRe exclude cessions under a stop loss agreement with nSpire Re. In its financial disclosures OdysseyRe reports net reserves inclusive of cessions under this reinsurance

As with asbestos reserves, exposure for pollution cannot be estimated with traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, the methodology used by Fairfax’s subsidiaries to establish pollution reserves is similar to that used for asbestos liabilities. IIC and C&F evaluate the exposure presented by each insured and the anticipated cost of resolution utilizing ground-up, exposure-based analysis that constitutes industry “best practice” approach for pollution reserving. As with asbestos reserving, this methodology was initially critiqued by outside legal and actuarial consultants and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.
In the course of performing these individualized assessments, the following factors are considered: the insured’s probable liability and available coverage, relevant judicial interpretations, the nature of the alleged pollution activities of the insured at each site, the number of sites, the total number of PRPs at each site, the nature of environmental harm and the corresponding remedy at each site, the ownership and general use of each site, the involvement of other insurers and the potential for other available coverage, and the applicable law in each jurisdiction. A provision for IBNR is developed, again using methodology similar to that for asbestos liabilities, and an estimate of ceded reinsurance recoveries is calculated. At OdysseyRe, TIG, and Ranger, a bulk reserving approach is employed based on industry benchmarks of ultimate liability to establish reserves for both reported and unasserted claims as well as for allocated claim adjustment costs.
The following table presents the pollution survival ratios based on net loss and ALAE reserves for IIC, C&F, and OdysseyRe:

	IIC	C&F	OdysseyRe
Net Loss and ALAE Reserves	$63.7	$85.2	$28.2
3-year average net paid losses and ALAE	$1.9	$16.2	$8.0
3-year Survival Ratios	33.3	5.3	3.5
To the extent that the reinsurance protection discussed in the last paragraph on page 90 is not used by IIC or C&F for asbestos claims, it would be available for pollution claims and would increase these survival ratios.
         Other Mass Tort/Health Hazards Discussion
In addition to asbestos and pollution, Fairfax faces exposure to other types of mass tort/health hazard claims. Such claims include breast implants, pharmaceutical products, chemical products, lead-based paint, noise-induced hearing loss, tobacco, mold, welding fumes, etc. Management believes that as a result of its historical underwriting profile and its focus of excess liability coverage on Fortune 500 type entities, IIC has the bulk of these potential exposures within Fairfax. Presently, management believes that tobacco, silica, and to a lesser extent, lead paint, mold and welding fumes are the most significant health hazard exposures facing Fairfax.
Tobacco companies have not aggressively pursued insurance coverage for tobacco bodily injury claims. One notable exception is a Delaware state court coverage action, Liggett Group, Inc. v. Admiral Ins. Co., in which the Supreme Court of Delaware held in favor of the insurers on four issues: 1) tobacco health hazard exclusions, 2) products hazard exclusions, 3) advertising liability and 4) named insured provision. There are no active claims submitted by tobacco manufacturers to IIC. One tobacco manufacturer and its parent company have submitted notices of tobacco-related claims to TIG. One smokeless tobacco manufacturer has submitted notices of tobacco-related claims to C&F and has brought a declaratory judgment action. This matter is proceeding. A small number of notices from distributors/ retailers have also been

FAIRFAX FINANCIAL HOLDINGS LIMITED

submitted to TIG and C&F. In most instances, these distributors/ retailers have reported that they have secured indemnification agreements from tobacco manufacturers.
RiverStone continues to monitor developments in tobacco litigation throughout the country. Claims against manufacturers related to tobacco products include actions alleging personal injury or wrongful death from tobacco exposure (including exposure to second-hand smoke), actions alleging risk of future injury, class actions alleging the use of the terms “light” or “ultra light” constitutes deceptive and unfair trade practices, health care cost recovery cases brought by governmental and non-governmental plaintiffs seeking reimbursement for health care expenditures allegedly caused by cigarette smoking and/ or disgorgement of profits. Although significant judgments have been entered against various tobacco manufacturers, with few exceptions, the judgments have been appealed.
RiverStone also continues to monitor developments in lead paint litigation. Former manufacturers of lead paint have maintained their undefeated record in lead paint litigation, although they have incurred substantial defense costs. If this success continues, we expect the current rate of suits against the paint industry to remain relatively constant, or perhaps decline. If the paint manufacturers begin losing trials or appeals, we would expect to see hundreds (and perhaps even thousands) of new suits. Such losses could be substantial. In turn, insurance industry losses could be significant. Fairfax subsidiaries have received notices of lead paint claims from former manufacturers. Two paint manufacturers brought coverage actions against their respective insurers, including certain Fairfax subsidiaries which issued excess policies. In the Glidden coverage action, the Ohio Court of Appeals recently reversed the trial court’s ruling that Glidden is not entitled to coverage under policies issued to SCM because Glidden is not the appropriate successor to SCM. The primary carriers have appealed this ruling to the Ohio Supreme Court. Glidden did not appeal as to the excess carriers, including IIC. In the Benjamin Moore coverage action, Fairfax subsidiaries have been dismissed.
In addition to individual actions, governmental actions have been brought against the paint industry alleging former lead paint companies are responsible for abating the presence of lead paint in buildings and for health care and educational costs for residents exposed to lead. Significantly, two governmental actions are set to go to a jury trial on a public nuisance theory. The State of Rhode Island action ended in a mistrial in November 2002. The case was scheduled for retrial on April 5, 2004 on the sole issue of whether the presence of lead paint in private and public buildings constitutes a public nuisance. In March 2004 the court adjourned trial until April 6, 2005 and abandoned the phased trial approach. This action will be tried on all issues before a jury. Whether the second lead paint action will go to a jury on a public nuisance theory is pending appeal.
Fairfax subsidiaries are seeing a leveling off in the number of silica claims being presented. RiverStone received silica claims on 70 new accounts in 2004 and reopened five accounts as a result of additional silica claims being filed. All affiliates saw new silica accounts in 2003, but C&F, IIC and TIG saw the most new accounts presented. The arguments in a silica case differ significantly from those arguments made in an asbestos case. In asbestos cases, plaintiffs’ lawyers have argued that manufacturers concealed how harmful the material was, but with silica, they must argue that manufacturers failed to warn of the dangers. Employers have likely known the dangers of silica since the early 1900’s. Under the “sophisticated user doctrine,” if an employer knows how risky silica is, then the employer may be liable, but not the supplier. In those cases where employers are ultimately found liable, recovery is likely limited to workers’ compensation benefits. The pool of potential silica claimants is likely much smaller than the claimant pool for asbestos and in a large majority of cases, those companies with potential silica exposure only conducted business regionally, as opposed to nationally. We continue to monitor this trend and are aggressively defending these claims.

Fairfax has seen a slight decrease in the number of new mold claims in 2004. These claims have not presented a significant exposure to Fairfax subsidiaries. This is largely because of the failure of plaintiffs to prove a causal relationship between bodily injury and exposure to mold.
Fairfax has seen an increase in the number of claims alleging bodily injury as a result of exposure to welding fumes in 2004. Due to causation problems between the alleged bodily injury and the exposure to welding fumes, these claims have not presented a significant exposure to Fairfax subsidiaries.
Following is an analysis of IIC’s and C&F’s gross and net reserves from health hazard exposures at year-end 2004, 2003, and 2002 and the movement in gross and net reserves for those years:

	2004		2003		2002

	Gross	Net	Gross	Net	Gross	Net
IIC
Provision for health hazards claims and ALAE at January 1	115.2	33.9	150.8	48.7	177.5	46.6
Health hazards losses and ALAE incurred during the year	2.0	2.7	5.3	8.5	7.8	0.6
Health hazards losses and ALAE paid during the year	23.2	6.2	40.9	23.3	34.4	(1.5)
Provision for health hazards claims and ALAE at December 31	94.0	30.4	115.2	33.9	150.8	48.7
C&F
Provision for health hazards claims and ALAE at January 1	28.2	26.6	30.5	28.3	37.0	27.3
Health hazards losses and ALAE incurred during the year	0.0	0.0	1.1	1.8	(4.2)	3.3
Health hazards losses and ALAE paid during the year	4.0	4.7	3.4	3.5	2.3	2.3
Provision for health hazards claims and ALAE at December 31	24.2	22.0	28.2	26.6	30.5	28.3
Similar to asbestos and pollution, traditional actuarial techniques cannot be used to estimate ultimate liability for these exposures. Some claim types were first identified ten or more years ago, for example breast implants and specific pharmaceutical products. For these exposures, the reserve estimation methodology at IIC is similar to that for asbestos and pollution, i.e., an exposure-based approach based on all known, pertinent facts underlying the claim. This methodology cannot at the present time be applied to other claim types such as tobacco or silica as there are a number of significant legal issues yet to be resolved, both with respect to policyholder liability and the application of insurance coverage. For these claim types, a bulk IBNR reserve is developed based on benchmarking methods utilizing the ultimate cost estimates of more mature health hazard claims. The bulk reserve also considers the possibility of entirely new classes of health hazard claims emerging in the future. C&F uses benchmarking methods such as survival ratios to set gross reserves, and selects a net-to-gross ratio based on historical claims experience.
         Summary
Management believes that the APH reserves reported at December 31, 2004 are reasonable estimates of the ultimate remaining liability for these claims based on facts currently known, the present state of the law and coverage litigation, current assumptions, and the reserving methodologies employed. These APH reserves are continually monitored by management and reviewed extensively by independent consulting actuaries. New reserving methodologies and developments will continue to be evaluated as they arise in order to supplement the ongoing analysis and reviews of the APH exposures. However, to the extent that future social, economic, legal or legislative developments alter volume of claims, the liabilities of policyholders or the original intent of the policies and scope of coverage, particularly as they relate to asbestos and pollution claims, additional increases in loss reserves may emerge in future periods.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Reinsurance Recoverables
Fairfax’s subsidiaries purchase certain reinsurance so as to reduce their liability on the insurance and reinsurance risks which they write. Fairfax strives to minimize the credit risk of purchasing reinsurance through adherence to its internal reinsurance guidelines. To be an ongoing reinsurer of Fairfax, a company must have high A.M. Best and/ or Standard & Poor’s ratings and maintain capital and surplus exceeding $500. Most of the reinsurance balances for reinsurers rated B++ and lower or which are not rated were inherited by Fairfax on acquisition of a subsidiary, including IIC.
Recoverable from reinsurers on the consolidated balance sheet ($8,135.5 in 2004) consists of future recoveries on unpaid claims ($7.2 billion), reinsurance receivable on paid losses ($630.2) and unearned premiums from reinsurers ($256.9). Excluding current receivables, the company’s insurance, reinsurance and runoff companies, with a combined statutory surplus of $6.8 billion, had an aggregate of $7.2 billion of future recoveries from reinsurers on unpaid claims, a ratio of recoveries to surplus which is within industry norms. Excluding increases in Recoverable from reinsurers resulting from the third quarter Florida hurricanes and cessions to reinsurers as a result of reserve strengthenings for IIC and C&F, recoverable from reinsurers decreased by $1,146.1 during 2004.
The following table shows Fairfax’s top 50 reinsurance groups from ongoing operations (based on gross reinsurance recoverable net of specific provisions for uncollectible reinsurance) at December 31, 2004. These 50 reinsurance groups represent 86.5% of Fairfax’s total reinsurance recoverable. In the following table and the other tables in this section ending on page 102, reinsurance recoverables are all net of intercompany reinsurance.

		A.M. Best
		Rating	Gross	Net
		(or S&P	Reinsurance	Reinsurance
	Principal Reinsurer	equivalent)(1)	Recoverable(2)	Recoverable(3)
Group
Swiss Re	European Reinsurance Co. of Zurich	A+	1,951.7	1,071.6
Munich Re	American Reinsurance	A+	865.6	378.4
Xerox	Ridge Reinsurance Ltd.	NR	514.4	–
Lloyd’s	Lloyd’s of London Underwriters	A	448.9	409.3
Chubb	Federal Insurance Co.	A++	423.7	368.5
General Electric	Employers Reinsurance Company	A	315.0	270.3
Aegon	ARC Re	(4)	245.5	30.1
Berkshire Hathaway	General Reinsurance Corp.	A++	244.6	230.9
Royal & Sun Alliance	Security Ins. Co. of Hartford	B	178.9	178.1
HDI	Hannover Ruckversicherungs	A	171.3	112.3
St. Paul	St. Paul Fire & Marine Insurance Co.	A	149.5	119.3
AIG	Transatlantic Re	A+	146.9	136.6
Ace	Insurance Co. of North America	A	139.0	135.3
Great West Life	London Life & Casualty Re	A	120.3	1.7
AXA	AXA Reinsurance	A–	114.0	89.9
Everest	Everest Reinsurance Co.	A+	99.1	92.4
Global Re	Global International Reinsurance Co. Ltd.	NR	98.6	40.2
Arch Capital	Arch Reinsurance Ltd.	A–	92.9	25.4
SCOR	SCOR	B++	80.6	62.5
CNA	Continental Casualty	A	80.6	73.3
PartnerRe	Partner Reinsurance Co. of US	A+	72.2	56.6
Hartford	Hartford Fire Insurance Co.	A+	64.8	63.1
XL	XL Reinsurance America Inc.	A+	64.7	56.0
Zurich Re	Zurich Specialties London Ltd.	A	63.2	46.3
White Mountains	Folksamerica Reinsurance Co.	A	57.0	45.4

		A.M. Best
		Rating	Gross	Net
		(or S&P	Reinsurance	Reinsurance
Group	Principal Reinsurer	equivalent)(1)	Recoverable(2)	Recoverable(3)
Tawa	CX Reinsurance	NR	54.2	50.2
Converium	Converium Reins. North America Inc.	B–	52.3	36.5
Aioi	Aioi Insurance Co. Ltd.	A	50.7	29.9
Sompo	Sompo Japan Insurance Inc.	A+	40.0	30.0
Allstate	Allstate	A+	38.6	38.8
Aon	Aon Indemnity(5)	A–(5)	35.9	35.9
Manulife	Manufacturers P&C Barbados	NR	31.3	16.5
PMA	PMA Capital Insurance Co.	B+	30.9	27.0
Liberty Mutual	Employers Insurance of Wausau	A	30.3	29.8
American Financial	Great American Assurance Co.	A	27.6	30.3
FM Global	Factory Mutual Insurance Co.	A+	27.0	27.2
Folksam	Folksam International Insurance Co. (UK) Ltd.	NR	25.1	21.3
Trenwick	Trenwick America Reinsurance Co.	NR	24.0	23.5
Duke’s Place	Seaton Insurance Co.	NR	22.9	22.2
WR Berkley	Berkley Insurance Co.	A	21.5	20.4
KKR	Alea North America Reinsurance	A–	21.0	19.9
Nationwide	Nationwide Mutual Insurance	A+	20.3	20.2
Wustenrot	Wurttembergische Versicherung	NR	20.2	18.6
Allianz	Allianz Cornhill Insurance PLC	A+	18.9	15.4
QBE	QBE Reinsurance Corp.	A	18.5	13.1
Brit	Brit Insurance Ltd.	A	17.8	16.9
Toa Re	Toa Reinsurance Co. America	A	17.5	14.9
Markel	Markel International Insurance Co. Ltd.	A–	17.2	15.4
Aviva	CGU International Insurance Co. Plc	A+	14.8	14.1
CCR	Caisse Centrale de Reassurance (CNB)	A+	14.5	9.9
Other reinsurers			1,174.2	1,068.0

Total reinsurance recoverable			8,670.2	5,759.4
Provisions for uncollectible reinsurance			534.7	534.7

Net reinsurance recoverable			8,135.5	5,224.7

(1)	Of principal reinsurer (or, if principal reinsurer is not rated, of group)

(2)	Before specific provisions for uncollectible reinsurance

(3)	Net of outstanding balances for which security is held, but before specific provisions for uncollectible reinsurance

(4)	Aegon is rated A+ by S&P; ARC Re is not rated

(5)	Indemnitor; rating is S&P credit rating of group
The increase in the provisions for uncollectible reinsurance from those provisions at December 31, 2003 relate principally to a $53 cession in 2003 by the runoff operations which was included in nSpire Re’s provision for claims at December 31, 2003 and was reclassified as a provision for uncollectible reinsurance in 2004.
The following table shows the classification of the $8,135.5 total reinsurance recoverable shown above by credit rating of the responsible reinsurers. Pools & associations, shown separately, are generally government or similar insurance funds carrying very little credit risk.

FAIRFAX FINANCIAL HOLDINGS LIMITED

         Consolidated Reinsurance Recoverables

			Outstanding	Specific
			Balances	Provisions	Net
	A.M. Best	Gross	for which	for	Unsecured
	Rating	Reinsurance	Security	Uncollectible	Reinsurance
	(or S&P	Recoverable	is Held	Reinsurance	Recoverable
	equivalent)
	A++	726.6	69.1	0.6	656.9
	A+	3,076.0	1,009.3	17.6	2,049.1
	A	2,114.3	803.0	4.5	1,306.8
	A–	331.2	93.8	1.3	236.1
	B++	135.0	24.6	0.2	110.2
	B+	91.8	13.3	0.7	77.8
	B	232.2	14.9	1.5	215.8
	Lower than B	125.6	6.9	72.7	46.0
	Not rated	1,736.1	873.9	285.9	576.3
	Pools & associations	101.4	2.0	–	99.4

		8,670.2	2,910.8	385.0	5,374.4
Provisions for uncollectible reinsurance
- specific		385.0
- general		149.7

Net reinsurance recoverable		8,135.5

To support gross reinsurance recoverable balances, Fairfax has the benefit of letters of credit, trust funds or offsetting balances payable totalling $2,910.8, as follows:

for reinsurers rated A– or better, Fairfax has security of $1,975.2 against outstanding reinsurance recoverable of $6,248.1 for reinsurers rated B++ or lower, Fairfax has security of $59.7 against outstanding reinsurance recoverable of $584.6; and

for unrated reinsurers, Fairfax has security of $873.9 against outstanding reinsurance recoverable of $1,736.1.
Lloyd’s is also required to maintain funds in Canada and the United States which are monitored by the applicable regulatory authorities.
As shown above, excluding pools & associations, Fairfax has gross outstanding reinsurance balances for reinsurers which are rated B++ or lower or which are unrated of $2,320.7, for which it holds security of $933.6 and has an aggregate provision for uncollectible reinsurance of $510.7 (36.8% of the net exposure prior to such provision), leaving a net exposure of $876.4.
The two following tables break the consolidated reinsurance recoverables into ongoing operations and runoff operations. As shown in those tables, approximately 60% of the consolidated reinsurance recoverables relate to runoff operations.

         Reinsurance Recoverables — Ongoing Operations

			Outstanding	Specific
	A.M. Best		Balances	Provisions	Net
	Rating	Gross	for which	for	Unsecured
	(or S&P	Reinsurance	Security	Uncollectible	Reinsurance
	equivalent)	Recoverable	is Held	Reinsurance	Recoverable
	A++	291.0	66.6	0.6	223.8
	A+	1,252.3	952.2	5.8	294.3
	A	1,240.1	681.5	2.9	555.7
	A–	211.2	92.3	0.1	118.8
	B++	76.4	18.5	0.1	57.8
	B+	42.9	12.0	0.1	30.8
	B	45.6	14.9	0.1	30.6
	Lower than B	32.5	5.0	3.6	23.9
	Not rated	195.9	51.6	41.0	103.3
	Pools & associations	29.7	2.0	–	27.7

		3,417.6	1,896.6	54.3	1,466.7
Provisions for uncollectible reinsurance
- specific		54.3
- general		31.9

Net reinsurance recoverable		3,331.4

As shown above, excluding pools & associations, Fairfax’s ongoing operations have gross outstanding reinsurance balances for reinsurers which are rated B++ or lower or which are unrated of $393.3, for which they hold security of $102.0 and have an aggregate provision for uncollectible reinsurance of $76.8 (26.4% of the net exposure prior to such provision), leaving a net exposure of $214.5.

FAIRFAX FINANCIAL HOLDINGS LIMITED

         Reinsurance Recoverables — Runoff Operations

			Outstanding	Specific
	A.M. Best		Balances	Provisions	Net
	Rating	Gross	for which	for	Unsecured
	(or S&P	Reinsurance	Security	Uncollectible	Reinsurance
	equivalent)	Recoverable	is Held	Reinsurance	Recoverable
	A++	435.6	2.5	–	433.1
	A+	1,823.7	57.1	11.8	1,754.8
	A	874.2	121.5	1.6	751.1
	A–	120.0	1.5	1.2	117.3
	B++	58.6	6.1	0.1	52.4
	B+	48.9	1.3	0.6	47.0
	B	186.6	–	1.4	185.2
	Lower than B	93.1	1.9	69.1	22.1
	Not rated	1,540.2	822.3	244.9	473.0
	Pools & associations	71.7	–	–	71.7

		5,252.6	1,014.2	330.7	3,907.7
Provisions for uncollectible reinsurance
- specific		330.7
- general		117.8

Net reinsurance recoverable		4,804.1

As shown above, excluding pools & associations, Fairfax’s runoff operations have gross outstanding reinsurance balances for reinsurers which are rated B++ or lower or which are unrated of $1,927.4, for which they hold security of $831.6 and have an aggregate provision for uncollectible reinsurance of $433.9 (39.6% of the net exposure prior to such provision), leaving a net exposure of $661.9.
Based on the above analysis and on the work done by RiverStone as described in the next paragraph, Fairfax believes that its provision for uncollectible reinsurance provides for all likely losses arising from uncollectible reinsurance at December 31, 2004. In addition, the company has purchased credit default swaps to reduce the exposure to certain reinsurers.
RiverStone, with its dedicated, specialized personnel in this area, is responsible for the following with respect to recoverables from reinsurers: evaluating the creditworthiness of all reinsurers and recommending to the group management’s reinsurance committee those reinsurers which should be included on the list of approved reinsurers; monitoring reinsurance recoverable by reinsurer and by company, in aggregate, on a quarterly basis and recommending the appropriate provision for uncollectible reinsurance; and pursuing collections from, and global commutations with, reinsurers which are impaired or considered to be financially challenged.
For the last three years, Fairfax has had reinsurance bad debts of $62.8 for 2004, $15.1 for 2003 and $7.9 for 2002 prior to cessions of 1998 and prior reinsurance bad debts to the Swiss Re Cover of nil, $1.7, and $1.5 respectively.

Float
The table below shows the float that Fairfax’s ongoing insurance and reinsurance operations have generated and the cost of that float.

					Average long
			Benefit		term Canada
	Underwriting		(Cost)		treasury bond
Year	profit (loss)	Average float	of float		yield
1986	2.5	21.6	11.6%		9.6%
through
1999	(407.6)	5,440.8	(7.5%	)	5.7%
2000	(481.7)	5,202.5	(9.3%	)	5.9%
2001	(579.8)	4,690.4	(12.4%	)	5.8%
2002	(42.8)	4,355.2	(1.0%	)	5.7%
2003	87.7	4,405.5	2.0%		5.4%
2004	108.4	5,350.5	2.0%		5.2%
Weighted average from inception			(4.4%	)	5.9%
Fairfax weighted average financing differential from inception: 1.5%
As the table shows, Fairfax’s float (the sum of loss reserves, including loss adjustment expense reserves, and unearned premium reserves, less accounts receivable, reinsurance recoverables and deferred premium acquisition costs, for Fairfax’s insurance and reinsurance companies. This float is the amount of money the company holds in its insurance and reinsurance operations because they receive premiums much before losses are paid) increased 21.4% in 2004 to $5.4 billion, at no cost.
The table below shows the breakdown of year-end float for the past five years.

					Total
					Insurance
	Canadian	U.S.	Asian		and
	Insurance	Insurance	Insurance	Reinsurance	Reinsurance	Runoff	Total
2000	533.2	2,572.6	–	1,717.0	4,822.8	789.5	5,612.3
2001	384.0	2,677.4	–	1,496.6	4,558.0	1,049.0	5,607.0
2002	811.7	1,552.6	59.2	1,728.8	4,152.3	1,579.9	5,732.2
2003	1,021.1	1,546.9	88.0	2,002.7	4,658.7	1,502.8	6,161.5
2004	1,404.2	1,657.1	119.7	2,861.4	6,042.4	1,187.4	7,229.8
In 2004, the Canadian insurance float increased by 37.5% (at no cost), the U.S. insurance float increased by 7.1% (at a cost of 3.4%), the Asian insurance float increased by 36.0% (at no cost) and the reinsurance float increased by 42.9% (at no cost). The runoff float decreased due to the payment of claims. Taking all these components together, total float increased by 17.3% to $7.2 billion at the end of 2004.
Insurance Environment
Since the tragedy of September 11, 2001, the property and casualty insurance market has experienced considerable improvement in rate adequacy as well as terms and conditions. Insurers have benefited from these compounded annual rate increases and tighter terms and conditions by producing an industry underwriting profit for the first time in many years. Combined ratios for Canada, for U.S. commercial lines and for U.S. reinsurance are expected to be approximately 94.0%, 99.4% and 104.9% respectively in 2004, even after the industry suffered its worst third quarter property loss ever due to four major hurricanes. Adverse reserve development for prior accident years (including some significant numbers related to asbestos), low interest rates and stock market uncertainty have all contributed to perpetuating this rate

FAIRFAX FINANCIAL HOLDINGS LIMITED

adequacy. However, competitive pressures, driven to some extent by new capital, have begun to take their toll with rates beginning to decline for selected markets during 2004, although remaining at adequate levels in most cases.
Investments
The majority of interest and dividend income is earned by the insurance, reinsurance and runoff companies.
Interest and dividend income in Fairfax’s first year and for the past six years (the period since our last significant acquisition) is shown in the following table.

			Interest and Dividend Income

	Average		Pre-Tax			After Tax
	Investments at
	Carrying Value		Amount	Yield	Per Share	Amount	Yield	Per Share
							(%)
				(%)
1986	46.3		3.4	7.34	0.70	1.8	3.89	0.38
through
1999	10,024.2		506.7	5.05	38.00	331.0	3.30	24.84
2000	11,315.9		551.3	4.87	41.85	389.8	3.44	29.59
2001	10,315.2		440.3	4.27	33.25	299.4	2.90	22.61
2002	10,429.2		418.6	4.01	29.30	280.5	2.69	19.63
2003	11,587.8		330.1	2.85	23.54	214.6	1.85	15.30
2004	13,021.9	(1)	366.7	2.82	26.38	238.4	1.83	17.15

(1)	Excludes $539.5 of cash and short term investments arising from the company’s economic hedges against a decline in the equity markets.
Funds withheld payable to reinsurers on the consolidated balance sheet ($1,033.2 in 2004) represents premiums and accumulated accrued interest (at an average interest crediting rate of approximately 7% per annum) on aggregate stop loss reinsurance treaties, principally relating to the Swiss Re Cover ($527.3), Crum & Forster ($277.3) and OdysseyRe ($179.4). In 2004, $103.5 of interest expense accrued to reinsurers on these funds withheld; the company’s total interest and dividend income of $366.7 in 2004 was net of this interest expense. Claims payable under such treaties are paid first out of the funds withheld balances.
Interest and dividend income increased in 2004 due to an increase in yield resulting from the reinvestment of a significant portion of the cash and short term investments, primarily in U.S. treasury bonds, and to increased investment portfolios reflecting positive cash flow from continuing operations. The gross portfolio yield, before interest on funds withheld of $103.5, was 3.61% for 2004 compared to the gross portfolio yield, before interest on funds withheld of $84.3, of 3.58% for 2003. As shown, the pre-tax and after tax income yields in 2004 were at about the same low levels as in 2003, reflecting continuing low interest rates and the maintenance of very significant cash positions. Since 1985, pre-tax interest and dividend income per share has compounded at 22.3% per year.

Investments (including at the holding company) in Fairfax’s first year and since 1999 at their year-end carrying values are shown in the following table.

	Cash and
	Short Term			Preferred	Common	Real
	Investments		Bonds	Stocks	Stocks	Estate	Total		Per Share
1985	6.4		14.1	1.0	2.5	–	24.0		4.80
through
1999	1,763.5		9,168.9	92.3	1,213.6	55.6	12,293.9		915.66
2000	1,665.0		7,828.5	46.7	853.1	50.9	10,444.2		797.22
2001	1,934.3		7,357.8	79.4	865.2	49.1	10,285.8		716.73
2002	2,033.2		7,394.5	160.1	1,033.9	20.5	10,642.2		752.60
2003	6,120.8		4,729.3	142.3	1,561.5	12.2	12,566.1		904.04
2004	4,075.0	(1)	7,288.8	135.8	1,990.1	28.0	13,517.7	(1)	840.05	(1)

(1)	Excludes $539.5 of cash and short term investments arising from the company’s economic hedges against a decline in the equity markets.
Total investments increased at year-end 2004 due to strong operating cash flows at Northbridge, Crum & Forster and OdysseyRe, partially offset by negative cash flow at the runoff operations. Total investments per share decreased as a result of the $300 equity issue in December 2004. Since 1985, investments per share have compounded at 33.2% per year.
Management performs its own fundamental analysis of each proposed investment, and subsequent to investing, reviews at least quarterly the carrying value of each investment whose market value has been consistently below its carrying value for some time, to assess whether a provision for other than temporary decline is appropriate. In making this assessment, careful analysis is made comparing the intrinsic value of the investment as initially assessed to the current intrinsic value based on current outlook and all other relevant investment criteria. Other considerations in this assessment include the length of time the investment has been held, the size of the difference between carrying value and market value and the company’s intent with respect to continuing to hold the investment.
Various investments are pledged by the company’s subsidiaries in the ordinary course of carrying on their business. This pledging is referred to in note 3 to the consolidated financial statements and is explained in more detail in the second paragraph of Provision for Claims on page 72. As noted there, this pledging does not involve any cross-collateralization by one group company of another group company’s obligations.
The breakdown of the bond portfolio as at December 31, 2004 was as follows (where S&P or Moody’s credit ratings are available, the higher one is used if they are different):

Credit	Carrying	Market	Unrealized
Rating	Value	Value	Gain
AAA	6,004.5	6,007.7	3.2
AA	487.6	487.9	0.3
A	263.1	263.3	0.2
BBB	33.5	33.5	–
BB	126.8	126.9	0.1
B	35.0	35.0	–
Lower than B and unrated	338.3	338.4	0.1

Total	7,288.8	7,292.7	3.9

93.1% of the fixed income portfolio at carrying value is rated investment grade, with 89.1% (primarily consisting of government obligations) being rated AA or better.

FAIRFAX FINANCIAL HOLDINGS LIMITED

         Interest Rate Risk
The company’s fixed income securities portfolio is exposed to interest rate risk. Fluctuations in interest rates have a direct impact on the market valuation of these securities. As interest rates rise, market values of fixed income securities portfolios fall and vice versa.
The table below displays the potential impact of market value fluctuations on the fixed income securities portfolio as at December 31, 2004 and December 31, 2003, based on parallel 200 basis point shifts in interest rates up and down in 100 basis point increments. This analysis was performed by individual security.

	As at December 31, 2004				As at December 31, 2003

	Fair				Fair
	Value of				Value of
	Fixed				Fixed
	Income	Hypothetical	Hypothetical		Income	Hypothetical	Hypothetical
Change in Interest Rates	Portfolio	$ Change	% Change		Portfolio	$ Change	% Change
200 basis point rise	6,016.5	(1,276.2)	(17.5%	)	4,013.1	(631.7)	(13.6%	)
100 basis point rise	6,585.3	(707.4)	(9.7%	)	4,287.2	(357.6)	(7.7%	)
No change	7,292.7	–	–		4,644.8	–	–
100 basis point decline	8,218.9	926.2	12.7%		5,100.0	455.2	9.8%
200 basis point decline	9,261.7	1,969.0	27.0%		5,643.4	998.6	21.5%
The preceding table indicates an asymmetric market value response to equivalent basis point shifts up and down in interest rates. This partly reflects exposure to fixed income securities containing a put feature. In total these securities represent approximately 9.4% and 15.4% of the fair market value of the total fixed income portfolio as at December 31, 2004 and December 31, 2003, respectively. The asymmetric market value response reflects the company’s ability to put these bonds back to the issuer for early maturity in a rising interest rate environment (thereby limiting market value loss) or to hold these bonds to their much longer full maturity dates in a falling interest rate environment (thereby maximizing the full benefit of higher market values in that environment).
The company also has options to purchase long term bonds with a notional par value of $880, which would allow it to benefit from falling interest rates. In addition, the company has invested $44.2 in 5-year credit default swaps on a number of U.S. financial institutions to provide protection against systemic financial risk arising from financial difficulties these entities could experience in a more difficult financial environment.
Disclosure about Limitations of Interest Rate Sensitivity Analysis
Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the existing level and composition of fixed income security assets, and should not be relied on as indicative of future results.
Certain shortcomings are inherent in the method of analysis presented in the computation of the fair value of fixed rate instruments. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations include non-parallel shifts in the term structure of interest rates and a change in individual issuer credit spreads.

         Return on the Investment Portfolio
The following table shows the performance of the investment portfolio in Fairfax’s first year and for the past six years (the period since our last significant acquisition). The total return includes all interest and dividend income, gains (losses) on the disposal of securities and the change in the unrealized gains (losses) during the year.

										Realized Gains
				Realized
	Average		Interest	Gains		Change in						% of
	Investments		and	(Losses)		Unrealized	Total Return			% of		Interest and
	at Carrying		Dividends	after		Gains	on Average			Average		Dividends and
	Value		Earned	Provisions		(Losses)	Investments			Investments		Realized Gains
								(%)		(%)		(%)
1986	46.3		3.4	0.7		(0.2)	3.9	8.4		1.5		17.1
through
1999	10,024.2		506.7	81.8		(875.0)	(286.5)	(2.9)		0.8		13.9
2000	11,315.9		551.3	258.0		549.1	1,358.4	12.0		2.3		31.9
2001	10,315.2		440.3	105.0		182.5	727.8	7.1		1.0		19.3
2002	10,429.2		418.6	469.5		271.4	1,159.5	11.1		4.5		52.9
2003	11,587.8		330.1	840.2		113.2	1,283.5	11.1		7.3		71.8
2004	13,021.9	(1)	366.7	275.2	(2)	183.4	825.3	6.3		2.1		42.9

Cumulative from inception			3,427.2	2,696.0				9.5%	(3)	3.8%	(3)	44.0%

(1)	Excludes $539.5 of cash and short term investments arising from the company’s economic hedges against a decline in the equity markets.

(2)	Excludes the $40.1 realized gain on the secondary offering of Northbridge and the $27.0 realized loss in connection with the company’s repurchase of outstanding debt at a premium to par.

(3)	Simple average of the total return on average investments, or % of average investments, in each of the 19 years.
Investment gains (losses) have been an important component of Fairfax’s net earnings since 1985, amounting to an aggregate of $2,696.0. The amount has fluctuated significantly from period to period, and the amount of investment gains (losses) for any period has no predictive value and variations in amount from period to period have no practical analytic value. Since 1985, realized gains have averaged 3.8% of Fairfax’s average investment portfolio and have accounted for 44.0% of Fairfax’s combined interest and dividends and realized gains. At December 31, 2004 the Fairfax investment portfolio had an unrealized gain of $428.3 compared to an unrealized gain at December 31, 2003 of $244.9.
The company has a long term value-oriented investment philosophy. It continues to expect fluctuations in the stock market.
Capital Resources
At December 31, 2004, total capital, comprising shareholders’ equity and non-controlling (minority) interests, was $3,792.1, compared to $3,358.8 at December 31, 2003.
The following table shows the level of capital as at December 31 for the past five years.

	2004	2003	2002	2001	2000
Non-controlling interests	583.0	440.8	321.6	653.6	429.6
Common shareholders’ equity	2,974.7	2,680.0	2,111.4	1,894.8	2,113.9
Preferred stock	136.6	136.6	136.6	136.6	136.6
Other paid in capital*	97.8	101.4	–	–	–

	3,792.1	3,358.8	2,569.6	2,685.0	2,680.1

FAIRFAX FINANCIAL HOLDINGS LIMITED

*	See footnote (5) to note 5 to the consolidated financial statements.
Non-controlling interests increased in 2004 due primarily to the Northbridge secondary offering on May 18, 2004 in which a further 22.0% of Northbridge was sold to the public.
Fairfax’s consolidated balance sheet as at December 31, 2004 continues to reflect significant financial strength. Fairfax’s common shareholders’ equity increased from $2,680.0 at December 31, 2003 to $2,974.7 at December 31, 2004, principally as a result of the issue of $300 of common shares in December 2004.
The company has issued and repurchased common shares over the last five years as follows:

	Number of	Average
	subordinate	issue/ repurchase	Net proceeds/
Date	voting shares	price per share	(repurchase cost)
2000 – repurchase of shares	(325,309)	123.64	(36.0)
2001 – issue of shares	1,250,000	125.52	156.0
2002 – repurchase of shares	(210,200)	79.32	(16.7)
2003 – repurchase of shares	(240,700)	127.13	(30.6)
2004 – issue of shares	2,406,741	124.65	299.7
2004 – repurchase of shares	(215,200)	146.38	(31.5)
Fairfax’s indirect ownership of its own shares through The Sixty Two Investment Company Limited results in an effective reduction of shares outstanding by 799,230, and this reduction has been reflected in the earnings per share and book value per share figures.
A common measure of capital adequacy in the property and casualty industry is the premiums to surplus (or common shareholders’ equity) ratio. This is shown for the ongoing insurance and reinsurance subsidiaries of Fairfax for the past five years in the following table:

	Net Premiums Written to Surplus
	(Common Shareholders’ Equity)

	2004	2003	2002	2001	2000
Insurance
Northbridge	1.3	1.5	1.5	1.5	1.3
Crum & Forster	0.9	0.8	0.7	0.5	0.5
Fairmont(1)	1.0	1.5	1.1	0.9	0.4
Fairfax Asia(2)	0.6	2.2	2.1	0.4	0.3
Reinsurance
OdysseyRe	1.6	1.7	1.6	1.0	0.7
Canadian insurance industry	1.3	1.6	1.4	1.4	1.3
U.S. insurance industry	1.2	1.3	1.3	1.1	0.9

(1)	Fairmont since 2003, only Ranger for prior years.

(2)	Fairfax Asia in 2004, only Falcon for prior years.
In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test (MCT) formula. At December 31, 2004, each of Northbridge’s property and casualty insurance subsidiaries had capital and surplus in excess of 200% of their respective minimum capital requirements, and these subsidiaries together had combined capital and surplus of approximately Cdn$308.4, well in excess of the minimum capital requirement of 150%.
In the U.S., the National Association of Insurance Commissioners (NAIC) has developed a model law and risk-based capital (RBC) formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC’s requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company’s insurance, investment and other business activities. At December 31, 2004, the U.S. insurance, reinsurance and runoff subsidiaries had capital and surplus in excess of the regulatory minimum requirement of two times the authorized control level – each subsidiary had capital and surplus in excess of 3.5 times the authorized control level, except for TIG (2.4 times). As part of the TIG reorganization described on pages 62 and 63, Fairfax has guaranteed that TIG will have capital and surplus of at least two times the authorized control level at each year-end.
Fairfax and its insurance and reinsurance subsidiaries are rated as follows by the respective rating agencies:

Standard
	A.M. Best	& Poor’s	DBRS	Moody’s
Fairfax	bb+	BB	BB+	Ba3
Commonwealth	A–	BBB	–	–
Crum & Forster	A–	BBB	–	Baa3
Fairmont	B++	–	–	–
Falcon	–	A–	–	–
Federated	A–	BBB	–	–
Lombard	A–	BBB	–	–
Markel	A–	BBB	–	–
OdysseyRe	A	A–	–	A3
TIG Specialty Insurance	B+	BB	–	–
Liquidity
The purpose of liquidity management is to ensure that there is sufficient cash to meet all financial commitments and obligations as they fall due.
The company believes that its cash position alone provides adequate liquidity to meet all of the company’s obligations in 2005. Besides this cash, in 2005 the holding company expects to receive management fees, interest on its holdings of cash, short term investments and marketable securities, tax sharing payments from Crum & Forster and OdysseyRe and dividends from its insurance and reinsurance subsidiaries. In 2005, the holding company’s obligations (other than interest and overhead expenses) consist of the repayment of $27.3 of TIG notes maturing in April, the final note instalment of $100 due to TIG (which the company proposes to defer to June 2006), and the continuing obligation to fund negative runoff cash flow (anticipated to be between $150 and $200 in 2005, prior to any management actions which would improve runoff cash flow). As usual, cash use will be heavier in the first quarter and first half of the year.
Compliance with NYSE Corporate Governance Rules
As a “foreign private issuer” for purposes of its New York Stock Exchange listing, Fairfax is not required to comply with most of the corporate governance listing standards prescribed by the NYSE. In fact, however, the only significant difference between Fairfax’s corporate governance practices and the standards prescribed by the NYSE relates to shareholder approval of the company’s equity compensation plans, which would be required by the NYSE standards but, because those plans involve only outstanding shares purchased on the market, is not required under applicable rules in Canada.
Contractual Obligations
The following table provides a payment schedule of present and future obligations as at December 31, 2004:

FAIRFAX FINANCIAL HOLDINGS LIMITED

		Less than			More than
	Total	1 year	1 – 3 years	3 – 5 years	5 years
Net claims liability	7,858.1	2,702.3	3,213.3	1,350.9	591.6
Long term debt obligations – principal	2,155.5	27.7	163.3	274.1	1,690.4
Long term debt obligations – interest	1,746.9	162.5	310.4	286.3	987.7
Operating leases – obligations	414.5	71.4	108.9	71.3	162.9
Other long term liabilities	247.6	20.0	40.0	40.0	147.6

	12,422.6	2,983.9	3,835.9	2,022.6	3,580.2

For further detail on Fairfax’s net claims liability, long term debt principal and interest payments, operating lease payments and other long term liability payments, please see notes 4, 5, 13, and 6 and 16, respectively, of the company’s consolidated financial statements.
The company manages its debt levels based on the following financial measurements and ratios (with Lindsey Morden equity accounted):

	2004	2003	2002	2001	2000
Cash, short term investments and marketable securities	566.8	410.2	327.7	522.1	363.1
Long term debt (including OdysseyRe debt)	2,057.4	1,942.7	1,406.0	1,381.8	1,232.6
TRG purchase consideration payable	195.2	200.6	205.5	–	–
RHINOS due February 2003	–	–	136.0	136.0	136.0
Net debt	1,685.8	1,733.1	1,419.8	995.7	1,005.5
Common shareholders’ equity	3,072.5	2,781.4	2,111.4	1,894.8	2,113.9
Preferred shares and trust preferred securities of subsidiaries	189.0	216.4	216.4	215.4	261.6
OdysseyRe non-controlling interest	281.0	250.6	268.5	226.6	–
Total equity	3,542.5	3,248.4	2,596.3	2,336.8	2,375.5
Net debt/equity	48%	53%	55%	43%	42%
Net debt/total capital	32%	35%	35%	30%	30%
Net debt/earnings	N/A	6.4x	5.4x	N/A	11.0x
Interest coverage	1.9x	4.8x	4.6x	N/A	0.9x
Net debt decreased to $1,685.8 at December 31, 2004 from $1,733.1 at December 31, 2003, and the net debt to equity and net debt to total capital ratios improved, primarily because of the increase in common shareholders’ equity resulting from the December 2004 share issue.
Based on the definitions contained in its syndicated bank facility agreement (which include OdysseyRe’s debt and the trust preferred securities of subsidiaries as debt and exclude OdysseyRe’s non-controlling interest as equity), at December 31, 2004 the company’s net debt to equity ratio was 56% (the agreement permits a maximum net debt to equity ratio of 80%, falling to 70% in June 2005).
The 2004 net debt to earnings and interest coverage ratios reflect the company’s lower pre-tax income and net loss in the year.
Issues and Risks
The following issues and risks, among others, should also be considered in evaluating the outlook of the company. For a fuller detailing of issues and risks relating to the company,

please see Risk Factors in Fairfax’s base shelf prospectus dated January 24, 2005 filed with the Ontario Securities Commission, which is available on SEDAR, and in Fairfax’s registration statement filed with the U.S. Securities and Exchange Commission on January 25, 2005, which is available on EDGAR.
Claims Reserves
The major risk that all property and casualty insurance and reinsurance companies face is that the provision for claims is an estimate and may be found to be deficient, perhaps very significantly, in the future as a result of unanticipated frequency or severity of claims or for a variety of other reasons including unpredictable jury verdicts, expansion of insurance coverage to include exposures not contemplated at the time of policy issue (e.g. asbestos and pollution) and poor weather. Fairfax’s gross provision for claims was $14,983.5 at December 31, 2004.
Reinsurance Recoverables
Most insurance and reinsurance companies reduce their liability for any individual claim by reinsuring amounts in excess of the maximum they want to retain. This third party reinsurance does not relieve the company of its primary obligation to the insured. Reinsurance recoverables can become an issue mainly due to solvency credit concerns, given the long time period over which claims are paid and the resulting recoveries are received from the reinsurers, or policy disputes. Fairfax had $8,135.5 recoverable from reinsurers as at December 31, 2004.
Catastrophe Exposure
Insurance and reinsurance companies are subject to losses from catastrophes like earthquakes, hurricanes and windstorms, hailstorms or terrorist attacks, which are unpredictable and can be very significant.
Prices
Prices in the insurance and reinsurance industry are cyclical and can fluctuate quite dramatically. With underreserving, competitors can price below underlying costs for many years and still survive. The property and casualty insurance and reinsurance industry is highly competitive.
Foreign Exchange
The company has assets, liabilities, revenue and costs that are subject to currency fluctuations. These currency fluctuations have been and can be very significant and can affect the statement of earnings or, through the currency translation account, shareholders’ equity.
Cost of Revenue
Unlike most businesses, the insurance and reinsurance business can have enormous costs that can significantly exceed the premiums received on the underlying policies. Similar to short selling in the stock market (selling shares not owned), there is no limit to the losses that can arise from most insurance policies, even though most contracts have policy limits.
Regulation
Insurance and reinsurance companies are regulated businesses which means that except as permitted by applicable regulation, Fairfax does not have access to its insurance and reinsurance subsidiaries’ net income and shareholders’ capital without the requisite approval of applicable insurance regulatory authorities.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Taxation
Realization of the future income tax asset is dependent upon the generation of taxable income in those jurisdictions where the relevant tax losses and other timing differences exist. The major component of the company’s future income tax asset of $973.6 at December 31, 2004 is $608.3 relating to the company’s U.S. consolidated tax group. Failure to achieve projected levels of profitability in the U.S. could lead to a writedown in this future tax asset if the expected recovery period becomes longer than three to four years.
Bond and Common Stock Holdings
The company has bonds and common stocks in its portfolio. The market value of bonds fluctuates with changes in interest rates and credit outlook. The market value of common stocks is exposed to fluctuations in the stock market.
Goodwill
Most of the goodwill on the balance sheet comes from Lindsey Morden, particularly its U.K. operations. Continued profitability is essential for there to be no deterioration in the carrying value of the goodwill.
Ratings
The company has claims paying and debt ratings by the major rating agencies in North America. As financial stability is very important to its customers, the company is vulnerable to downgrades by the rating agencies.
Holding Company
Being a small holding company, Fairfax is very dependent on strong operating management, which makes it vulnerable to management turnover.
Financial Strength
Fairfax strives to be soundly financed. If the company requires additional capital or liquidity but cannot obtain it at all or on reasonable terms, its business, operating results and financial condition would be materially adversely affected.
Quarterly Data (unaudited)
Years ended December 31

	First	Second	Third	Fourth	Full
	Quarter	Quarter	Quarter	Quarter	Year
2004
Revenue	1,484.8	1,435.1	1,418.4	1,454.3	5,792.6
Net earnings (loss)	39.5	46.0	(108.9)	5.6	(17.8)
Net earnings (loss) per share	2.63	3.13	(8.08)	0.16	(2.16)
Net earnings (loss) per diluted share	2.59	3.05	(8.08)	0.16	(2.16)
2003
Revenue	1,334.8	1,628.5	1,175.2	1,575.4	5,713.9
Net earnings (loss)	101.5	173.7	(10.7)	6.6	271.1
Net earnings (loss) per share	6.97	12.09	(1.02)	0.51	18.55
Net earnings (loss) per diluted share	6.97	12.09	(1.07)	0.51	18.23
2002
Revenue	1,092.5	1,191.6	1,419.7	1,363.6	5,067.4
Net earnings	7.1	29.6	178.0	48.3	263.0
Net earnings per share	0.29	1.86	12.21	3.84	18.20

Stock Prices and Share Information
Fairfax has 15,342,759 subordinate voting shares and 1,548,000 multiple voting shares outstanding (an aggregate of 16,091,529 shares effectively outstanding after an intercompany holding). Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares. Each multiple voting share carries ten votes per share at all meetings of shareholders except in certain circumstances (which have not occurred) and except for separate meetings of holders of another class of shares. The multiple voting shares are not publicly traded.
Below are the Toronto Stock Exchange high, low and closing prices of subordinate voting shares of Fairfax for each quarter of 2004, 2003 and 2002.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	(Cdn $)
2004
High	250.00	231.10	225.60	214.60
Low	196.00	196.00	150.01	147.71
Close	203.74	227.79	157.00	202.24
2003
High	126.00	220.85	248.55	230.04
Low	57.00	76.00	200.00	185.06
Close	75.00	205.00	210.51	226.11
2002
High	195.00	190.50	162.00	164.00
Low	156.00	145.05	104.99	107.00
Close	164.75	152.00	118.50	121.11
Below are the New York Stock Exchange high, low and closing prices of subordinate voting shares of Fairfax for each quarter of 2004, 2003 and in 2002 since listing on December 18, 2002.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
2004
High	187.20	174.15	170.90	177.75
Low	147.57	141.12	116.00	120.50
Close	155.21	170.46	124.85	168.50
2003
High	79.55	162.80	178.50	177.98
Low	46.71	51.50	146.50	141.50
Close	50.95	153.90	156.70	174.51
2002
High	–	–	–	90.20
Low	–	–	–	77.00
Close	–	–	–	77.01